Exhibit 99.3

Redacted Execution Version

ALGOMA STEEL INC.,

as Borrower

– and –

CANADA ENTERPRISE EMERGENCY FUNDING CORPORATION,

as Initial Lender

– and –

CANADA ENTERPRISE EMERGENCY FUNDING CORPORATION,

as Administrative Agent

– and –

EACH OTHER PERSON FROM TIME TO TIME PARTY HERETO AS A LENDER,

as Lenders

November 14, 2025

UNSECURED LOAN AGREEMENT

ARTICLE 1 INTERPRETATION		1

1.01	Definitions	1
1.02	Headings	22
1.03	Rules of Construction	22
1.04	Accounting Principles	22
1.05	Currency	23
1.06	Paramountcy	23
1.07	Non-Business Days	23
1.08	Statutory and Material Contract References	23
1.09	Interest Payments and Calculations	23
1.10	Determination by the Borrower	24
1.11	Rank	25
1.12	Legal Representation	25
1.13	Schedules	25

ARTICLE 2 THE LOAN FACILITY		25

2.01	Loan Facility	25
2.02	Purpose of Loan Facility	26
2.03	Advances	26
2.04	Optional Reduction of Unsecured Commitment	26

ARTICLE 3 DISBURSEMENT CONDITIONS		27

3.01	Conditions Precedent to the Closing Date	27
3.02	Conditions Precedent to Advances	29
3.03	Waiver	30

ARTICLE 4 PAYMENTS OF INTEREST AND FEES		30

4.01	Interest on Advances	30
4.02	PIK Interest	30
4.03	Default Interest	31
4.04	Additional Specified Interest	31
4.05	Additional Fees	31
4.06	Warrants	31
4.07	Taxes on Fees	31
4.08	No Set-Off, Deduction etc.	31
4.09	Account of Record	32
4.10	Conforming Changes	32
4.11	Compensation for Losses	32

ARTICLE 5 REPAYMENT		32

5.01	Mandatory Repayment of Principal at Maturity	32
5.02	Other Mandatory Prepayments	33
5.03	Voluntary Repayments	33
5.04	Application of Payment	33
5.05	Place of Payment of Principal, Interest and Fees	33

ARTICLE 6 REPRESENTATIONS AND WARRANTIES		34

6.01	Representations and Warranties	34
6.02	Survival and Repetition of Representations and Warranties	38

ARTICLE 7 COVENANTS		38

7.01	Positive Covenants	38
7.02	Reporting Requirements	40
7.03	Negative Covenants	42
7.04	Incorporated Covenants	44

(i)

ARTICLE 8 DEFAULT		45

8.01	Events of Default	45
8.02	Acceleration and Enforcement	47
8.03	Remedies Cumulative and Waivers	47
8.04	Termination of Lenders’ Obligations	48
8.05	Perform Obligations	48
8.06	Third Parties	48
8.07	Application of Payments	48

ARTICLE 9 COSTS, EXPENSES AND INDEMNIFICATION		48

9.01	Costs and Expenses	48
9.02	Indemnification by the Loan Parties	49
9.03	Specific Environmental Indemnification	49
9.04	Limitation of Liability	50

ARTICLE 10 THE AGENT AND THE LENDERS		50

10.01	Appointment	50
10.02	Indemnity from Lenders	50
10.03	Exculpation	51
10.04	Reliance on Information	51
10.05	Knowledge and Required Action	51
10.06	Request for Instructions	52
10.07	The Agent Individually	52
10.08	Resignation and Termination	52
10.09	Actions by Lenders	52
10.10	Provisions for Benefit of Lenders Only	53
10.11	Payments by Agent	53
10.12	Direct Payments	54
10.13	Acknowledgements, Representations and Covenants of Lenders	54
10.14	Rights of Agent	55
10.15	Collective Action of the Lenders	55

ARTICLE 11 INCREASED COSTS AND TAXES		55

11.01	Increased Costs	55
11.02	Taxes	57

ARTICLE 12 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS		59

12.01	Successors and Assigns	59

ARTICLE 13 GENERAL		60

13.01	Exchange and Confidentiality of Information	60
13.02	Nature of Obligations under this Agreement	62
13.03	Notice	62
13.04	Governing Law	62
13.05	Judgment Currency	63
13.06	Benefit of the Agreement	63
13.07	Severability	63
13.08	Whole Agreement	63
13.09	Further Assurances	64
13.10	Waiver of Jury Trial	64
13.11	Consent to Jurisdiction	64
13.12	Time of the Essence	64
13.13	Electronic Execution	64
13.14	Counterparts	65
13.15	Delivery by Electronic Transmission	65

(ii)

13.16	Term of Agreement	65
13.17	Anti-Money Laundering Legislation	65
13.18	Public Disclosure	65
13.19	Inability to Determine Rates	66
13.20	Benchmark Replacement Setting	66

SCHEDULES

SCHEDULE A NOTICE OF REQUEST FOR ADVANCE

SCHEDULE B PREPAYMENT NOTICE

SCHEDULE C ASSIGNMENT AGREEMENT

SCHEDULE D LIST OF GUARANTORS AS OF THE CLOSING

DATE SCHEDULE E FORM OF WARRANT AGREEMENT

SCHEDULE F FORM OF SUBORDINATION AGREEMENT

SCHEDULE G FORM OF COMPLIANCE CERTIFICATE

SCHEDULE H EXISTING DEBT FOR BORROWED MONEY

SCHEDULE 4.06(1) WARRANTS

SCHEDULE 6.01(6) TAXES

SCHEDULE 6.01(7) LITIGATION

SCHEDULE 6.01(11) CORPORATE STRUCTURE, NAMES AND RELEVANT JURISDICTIONS

SCHEDULE 6.01(18) ENVIRONMENTAL DISCLOSURE

(iii)

UNSECURED LOAN AGREEMENT

THIS UNSECURED LOAN AGREEMENT is made as of November 14, 2025 AMONG:

ALGOMA STEEL INC., as Borrower (the “Borrower”)

- and –

CANADA ENTERPRISE EMERGENCY FUNDING CORPORATION, as Initial Lender (the “Initial Lender”)

- and –

CANADA ENTERPRISE EMERGENCY FUNDING CORPORATION, as Administrative Agent (the “Agent”)

- and -

each other Person from time to time party to this Agreement as a Lender (in such capacities, individually referred to as a “Lender”, and collectively in such capacities and together with the Initial Lender, the “Lenders”).

WHEREAS His Majesty in Right of Canada, as represented by the Minister of Finance has established the Large Enterprise Tariff Loan facility (the “Loan Program”) to provide loans to large Canadian businesses impacted by tariffs and countermeasures;

WHEREAS pursuant to the Loan Application (as defined below), the Borrower has requested that the Initial Lender make available to it loan facilities under the Loan Program in the aggregate amount of the Total Commitment;

WHEREAS the Initial Lender has agreed to make available to the Borrower under the Loan Program (i) an unsecured loan facility in the amount of the Unsecured Commitment (as defined below), subject to and upon the terms and conditions set out herein and (ii) a secured loan facility in the amount of the Secured Commitment (as defined below), subject to and upon the terms and conditions of the Secured Loan Agreement (as defined below).

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.01 Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“ABL Agent” means Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent under the ABL Credit Agreement, and its successors and assigns.

“ABL Credit Agreement” means the amended and restated credit agreement dated May 23, 2023, as amended on June 17, 2024, June 27, 2025, September 12, 2025 and November 14, 2025 among, inter alios, the ABL Agent, as administrative agent and collateral agent and the Borrower, as borrower.

“Acquisition” means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person.

“Advance” means a borrowing by the Borrower under the Loan Facility and any reference relating to the amount of Advances means the sum of the principal amount of all outstanding Advances, and includes any PIK Interest that has been added to the principal of any Advance in accordance with the terms of this Agreement.

“Advance Date” means the date on which an Advance is made to the Borrower pursuant to the provisions hereof and which will be a Business Day.

“Advance Notice” means a notice requesting an Advance, substantially in the form annexed hereto as Schedule A, to be given to the Initial Lender by the Borrower pursuant to Article 5.

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions and for greater certainty, with respect to the Borrower, includes a Subsidiary of the Borrower.

“Agent” means Canada Enterprise Emergency Funding Corporation, in its capacity as administrative agent for the Lenders, including any successor agent pursuant to Section 10.08 hereof.

“Agent’s Account” means such deposit account of the Agent as the Agent shall notify to the Borrower from time to time as being the account to which payments and transfers to the Agent on behalf of the Lenders pursuant to the Loan Documents are to be made.

“Agreement” means this unsecured loan agreement, the schedules and all amendments made hereto in accordance with the provisions hereof.

“Anti-Corruption Laws” means any Law relating to anti-money laundering, “know your customer”, anti-bribery or anti-corruption, and any regulation, order, or directive promulgated, issued or enforced pursuant to such Law, including the Criminal Code, R.S.C., 1985, c. C-46 and the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), S.C. 2000, c. 17, the Foreign Corrupt Practices Act of 1977, 15 U.S.C. § 78dd-1, et seq., the Bribery Act 2010, c. 23 and the Lobbyists Registration Act, 1998 S.O. 1998, c. 27, Sched.

“Applicable Intercreditor Agreement” means, collectively, (a) the Intercreditor Agreement, (b) the Pari Passu Agreement, and (c) each other intercreditor agreement entered into after the Closing Date in form and substance satisfactory to the Agent.

“Applicable Law” means, in respect of any Person, property, transaction, event or other matter, as applicable, all domestic and foreign laws, rules, statutes, regulations, treaties, orders, judgments and decrees and, to the extent they have the force of law, all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority (collectively, the “Law”) and will also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation in each case having the force of law relating or applicable to such Person, property, transaction, event or other matter.

“Applicable Order” means any applicable domestic or foreign order, directive, judgment, injunction award or decree made by any court of competent jurisdiction or Governmental Authority.

“Arm’s Length” has the meaning specified in the definition of “Non-Arm’s Length”.

“Assignee” has the meaning specified in Section 12.01(3).

“Assignment Agreement” has the meaning specified in Section 12.01(3)(c).

“Assignor” has the meaning specified in Section 12.01(3).

“Auditor” means a recognized independent firm or recognized independent firms of reputable chartered or public accountants.

“Availability Period” means the period commencing on the Closing Date and ending on the date that is thirty-six (36) months following the Closing Date.

“Available Tenor” means, as of any date of determination and with respect to any then-current Benchmark, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 13.20(d).

“Benchmark” means initially, with respect to Advances, the Term CORRA Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate or a then-current Benchmark for Advances in Canadian Dollars, then “Benchmark” means, with respect to such Advances, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 13.20(a).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event for any then- current Benchmark, the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower as the replacement for such Benchmark giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for such Benchmark for syndicated credit facilities denominated in the applicable currency at such time and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable currency at such time.

“Benchmark Replacement Date” means, with respect to any Benchmark, a date and time determined by the Agent, which date shall be no later than the earliest to occur of the following events with respect to such Benchmark:

(a)

in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)

in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non- representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any then-current Benchmark, the occurrence of one or more of the following events with respect to such Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Bank of Canada, the central bank for the currency applicable to such Benchmark, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any then-current Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with 13.20 and (b) ending at the time that a Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 13.20.

“Borrower” means Algoma Steel Inc., a company organized under the laws of British Columbia, and includes its successors and permitted assigns.

“Business Day” means a day, except a Saturday or a Sunday or other day on which banks are required or authorized to close in Toronto, Ontario.

“Business Plan” means the business plan of the Borrower dated September 4, 2025 and attached to the officer’s certificate delivered by the Borrower to the Agent on September 28, 2025, as amended, modified, supplemented, replaced or otherwise revised from time to time in accordance with Section 7.03(12) of this Agreement.

“Canadian Benefit Plan” means any employee benefit plan maintained or contributed to by the Borrower or any Subsidiary (that is not a pension plan accepted for registration under the Tax Act or other applicable pension benefits or tax laws of Canada or a province or territory thereof) including, without limitation, all profit-sharing, savings, supplemental retirement, retiring allowance, severance, deferred compensation, welfare, bonus, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of the Borrower or any Subsidiary employed in Canada participate or are eligible to participate, but excluding all stock option or stock purchase plans.

“Canadian Dollars” or “$” means the lawful money of Canada.

“Canadian Pension Plan” means any plan, program, arrangement or understanding that is a pension plan for the purposes of any applicable pension benefits or tax laws of Canada or a province or territory thereof (whether or not registered under any such laws) which is maintained, administered or contributed to by the Borrower or any Subsidiary in respect of any person’s employment in Canada or a province or territory thereof with the Borrower or any Subsidiary, and all related funding agreements, agreements, arrangements and understandings in respect of, or related to, any benefits to be provided thereunder or the effect thereof on any other compensation or remuneration of any employee.

“Capitalized Lease” means, with respect to any Person, any lease or other arrangement relating to property or assets which would be required to be accounted for as a capital lease obligation (or a “right to use” asset and a corresponding liability) on a balance sheet of such Person if such balance sheet were prepared in accordance with GAAP; the amount of any Capitalized Lease at any date shall be the amount of the obligation in respect thereof which would be included within such balance sheet.

“Cash Equivalents” has the meaning set forth in the Secured Loan Agreement.

“Cash Flow Forecast” means the rolling thirty-six month cash flow forecast submitted by the Borrower with the Loan Application and prepared by management in good faith based on (a) assumptions believed by management to be reasonable and (b) on a basis consistent with its current operating circumstances and prospects for continuing as a going concern in a tariff and countermeasure economic environment, as updated from time to time in accordance with the Agreement.

“Change in Applicable Laws” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any new Applicable Law by any Governmental Authority.

“Change of Control” has the meaning set forth in the Secured Loan Agreement.

“Closing Date” means the date on which all of the conditions precedent set forth in Section 3.01 are satisfied or waived.

“Collective Agreement” means any collective agreement, collective bargaining agreement, letter of understanding, letter of intent or other written communication or contract with any Union.

“Compliance Certificate” means the certificate required pursuant to Section 7.02(3), substantially in the form annexed as Schedule G and signed by a Responsible Officer of the Borrower.

“Conforming Changes” means, with respect to the use or administration of a Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” “Interest Period”, or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Advance Notices or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 4.11 and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Contingent Obligation” means, with respect to any Person, calculated without duplication, any direct or indirect liability, contingent or otherwise, of that Person: (a) with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (b) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (c) to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement; (d) for the obligations of another through any agreement to purchase, repurchase or otherwise acquire any obligation of another Person or any property constituting security therefor, or to provide funds for the payment or discharge of such obligation; (e) to maintain the solvency, financial condition or any balance sheet item or level of income of another Person; and (f) any other contingent liabilities required to be treated as a liability on a balance sheet of such Person in accordance with GAAP; but excluding operating leases and trade payables arising in the ordinary course of business.

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

“Debt” means, with respect to any Person, without duplication, at the date of determination: (a) all indebtedness of such Person for borrowed money and any indebtedness assumed by such Person (whether or not the rights and remedies of the holder of such indebtedness in the event of default may be limited to the foreclosure or sale of specific property), (b) all obligations of such Person for the deferred purchase price of Property or services except deferred compensation, trade payables and accrued expenses incurred in the ordinary course of business, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under Capitalized Leases, (f) all letters of credit, letters of guarantee, performance bonds and similar instruments issued on behalf of such Person, all reimbursement obligations with respect thereto, and all bankers’ acceptances issued by or on behalf of such Person, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person or in any other Person, (h) all Contingent Obligations of such Person in respect of any of the foregoing items, (i) all Debt referred to in clauses (a) through (h) above of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable, (j) all net obligations of such Person in respect of Swap Agreements (such net obligations to be equal at any time to the termination value of such Swap Agreements that would be payable by or to such Person at such time), and (k) any other obligation arising under arrangements or agreements that, in substance, constitute indebtedness or other obligation of such Person described in any of (a) through (j) above.

“Default” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an “Event of Default”.

“Distributions” means, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends or distributions on any Equity Interests, other than dividends or distributions payable in any Equity Interest; (b) on account of, or for the purpose of setting apart any property for, a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Equity Interest of such Person; (c) of any other distribution (other than distributions in any Equity Interest) in respect of any Equity Interests of such Person; or (d) of any management, consulting or similar fee or compensation or any bonus payment or comparable payment, including pursuant to any deferred share unit plan, restricted share unit plan or any similar stock option plan, or by way of gift or other gratuity, in each case to the extent such payments are made in cash, to any Affiliate of such Person or to any director, officer or member of the management of such Person or Affiliate of such Person.

“Eligible Assignee” means any Person (other than a natural person, a Loan Party or an Affiliate of a Loan Party) that is a Lender or an Affiliate of any Lender.

“Equity Interests” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting and whether or not carrying a residual right to participate in the earnings of the Person or in the Person’s assets on liquidation or dissolution) of, such Person’s capital, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.

“Equivalent Amount” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is converted into the first currency using the rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the immediately preceding Business Day).

“ERISA” means the US Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any person that for purposes of Title I or Title IV of ERISA or section 412 of the US Revenue Code would be deemed at any relevant time to be a single employer or otherwise aggregated with any Loan Party or a Subsidiary of a Loan Party under section 414(b), (c), (m) or (o) of the US Revenue Code or section 4001 of ERISA.

“Event of Default” means any of the events described in Section 8.01.

“Exchange Act” means the Securities Exchange Act of 1934, as in effect from time to time.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to any Recipient or otherwise required to be withheld or deducted from a payment to any Recipient under a Loan Document: (a) Taxes imposed on or measured by net income (however denominated), capital gains or capital Taxes, franchise Taxes, branch Taxes, branch profits Taxes or any similar Taxes, in each case, imposed or levied by any jurisdiction or any political subdivision of such jurisdiction as a result of such Recipient (i) being organized under the laws of such jurisdiction or any political subdivision of such jurisdiction, (ii) having its principal office or, in the case of a Lender, its applicable lending office, in such jurisdiction or any political subdivision of such jurisdiction, (iii) being resident in such jurisdiction or any political subdivision of such jurisdiction, (iv) carrying on business in such jurisdiction or any political subdivision of such jurisdiction, or (v) that are Other Connection Taxes; (b) in the case of a Lender, United States federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in an Advance pursuant to a Law in effect on the date on which (i) such Lender acquires such interest in an Advance or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 11.02, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office; (c) Taxes attributable to such Recipient’s failure to comply with its obligations, if any, pursuant to Section 11.02(5); (d) withholding Taxes imposed under FATCA; and (e) any Canadian federal withholding Taxes imposed due to a Recipient (i) not dealing at arm’s length for purposes of the Tax Act with a Loan Party, (ii) being, or not dealing at arm’s length for purposes of the Tax Act with, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of a Loan Party or (iii) being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of a Loan Party (except, in the case of (i), (ii) or (iii), as applicable, where such non-arm’s length relationship arises, where the Recipient is a “specified shareholder” of a Loan Party or does not deal at arm’s length with a “specified shareholder” of a Loan Party, or the Loan Party is a “specified entity” in respect of a Recipient, as a result of the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document and/or sold or assigned an interest in any Loan Document). For greater certainty, for purposes of the foregoing clause (e), a withholding Tax includes any Tax that a Recipient is required to pay pursuant to Part XIII of the Tax Act or any successor provision thereto.

“Existing Debt” means all Debt of the Loan Parties outstanding on Closing Date, including Existing Debt for Borrowed Money.

“Existing Debt Documents” means the loan or credit agreement, indenture or other agreements evidencing any Existing Debt and all security and related documents applicable thereto.

“Existing Debt for Borrowed Money” means all Debt that in accordance with GAAP would be classified as indebtedness on a consolidated balance sheet of the Loan Parties and their Subsidiaries that is outstanding as of the Closing Date as set forth on Schedule H attached hereto (including, for certainty, all undrawn availability under any revolving or similar loan or credit agreements).

“Existing Debt for Borrowed Money Documents” means the loan or credit agreement, indenture or other agreements evidencing any Existing Debt for Borrowed Money and all security and related documents applicable thereto.

“FATCA” means Sections 1471 through 1474 of the US Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), and (a) any current or future regulations or official interpretations thereof, (b) any agreements entered into pursuant to Section 1471(b)(1) of the US Revenue Code, and (c) any intergovernmental agreement entered into by the United States (or any fiscal or regulatory legislation, rules, or practices adopted pursuant to any such intergovernmental agreement entered into in connection therewith).

“Fee Letter” means the fee letter dated as of the date hereof entered into between the Borrower and the Initial Lender.

“Financial Assistance” means, without duplication and with respect to any Person, (a) all loans granted by that Person and Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters (of the type that create a Contingent Obligation), or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business) and obligations to make advances or otherwise provide financial assistance to any other entity, and (b) all acquisitions of any Equity Interest or any other interest in a Person or investments made by that Person in another Person or Persons.

“Fiscal Quarter” means, in respect of the Loan Parties, each three-month period ending on March 31, June 30, September 30 and December 31.

“Fiscal Year” means, in respect of the Loan Parties, the twelve-month period ending on December 31.

“Floor” means a rate of interest equal to 0.00% per annum.

“GAAP” means generally accepted accounting principles in effect from time to time in Canada, as established or adopted by the Accounting Standards Board (Canada) or any successor body, including the International Financial Reporting Standards and Accounting Standards for Private Enterprises, but those standards shall not be considered to be relevant to any determination made under this Agreement unless and until they are adopted by the applicable Person.

“Government Capex Facilities” means (a) the amended and restated contribution agreement dated December 19, 2018, as amended on March 21, 2019, March 30, 2020, November 26, 2021 and April 5, 2024 among, inter alios, the Borrower, as recipient and His Majesty the King in Right of Canada, as represented by the Minister of Artificial Intelligence and Digital Innovation and (b) the credit agreement dated November 30, 2018, as amended on November 26, 2021, April 5, 2024, August 21, 2025 and November 14, 2025 among, inter alios, the Borrower, as borrower and His Majesty the King in Right of Ontario, as represented by the Minister of Northern Economic Development and Growth.

“Governmental Authority” means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any quasi-governmental or self-regulatory organization or instrumentality exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing; provided, however, that neither the Agent nor any of the Lenders shall be a “Governmental Authority”.

“Grantor” has the meaning set forth in Section 12.01(4).

“Guarantee” means an unconditional and irrevocable guarantee of all of the Obligations of the Borrower, in form and substance satisfactory to the Required Lenders.

“Guarantors” means the Parent, each Affiliate of the Borrower that has provided a guarantee to any lender, creditor, noteholder, trustee or similar party under the Senior Debt Facilities and each other Person that provides a Guarantee in favour of the Agent on behalf of the Lenders, and “Guarantor” means any one of them. For greater certainty, as of the Closing Date, the Guarantors are listed on Schedule D hereto.

“Hazardous Substance” means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, constituent, ray, odour or other material listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum, and polychlorinated biphenyls.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of this Agreement or any other Loan Document, and (b) to the extent not otherwise described in the foregoing clause (a), Other Taxes.

“Indenture” means the indenture dated April 5, 2024 among, inter alios, the Borrower, as issuer, and Wilmington Trust, National Association, as trustee and collateral agent.

“Information” has the meaning set forth in Section 13.01(1).

“Initial Interest Period” means, with respect to each Advance, the period commencing on and including the Advance Date and ending on and excluding the last day of the Fiscal Quarter in which such Advance occurred; provided, however. that (a) if any Initial Interest Period would otherwise expire on a day that is not a Business Day, such Initial Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Initial Interest Period shall end on the next preceding Business Day, and (b) no Initial Interest Period shall extend beyond the Maturity Date.

“Initial Lender” means Canada Enterprise Emergency Funding Corporation, its successors and assigns.

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to bankruptcy, insolvency, reorganization, arrangement, compromise or readjustment of debt, dissolution or winding- up, or any similar legislation, and specifically includes, for greater certainty, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and the Bankruptcy Code (United States).

“Intellectual Property” means patents, trademarks, service marks, trade names, domain names, rights relating to social media, copyrights, trade secrets, industrial designs and other similar rights.

“Intercreditor Agreement” means the intercreditor agreement dated May 23, 2023, as supplemented by an intercreditor agreement joinder dated April 4, 2024 among, inter alios, the ABL Agent, His Majesty the King in Right of Ontario, as represented by the Minister of Northern Economic Development and Growth, His Majesty the King in Right of Canada, as represented by the Minister of Artificial Intelligence and Digital Innovation and Wilmington Trust, National Association, as such Intercreditor Agreement is to be further supplemented by an intercreditor agreement joinder dated the date hereof.

“Interest Payment Date” means, in respect of each Advance, the last Business Day of each applicable Initial Interest Period and Interest Period, provided that the Maturity Date or, if applicable, any earlier date on which the Loan Facility is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Advances then outstanding under the Loan Facility.

“Interest Period” means, with respect to an Advance, the period of approximately three (3) months commencing on and including the last day of the Initial Interest Period and ending on and excluding the last day of the immediately following Fiscal Quarter, and thereafter, each successive period of approximately three (3) months commencing on and including the last day of the prior Interest Period and ending on and excluding the last day of the immediately following Fiscal Quarter; provided however that (a) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (b) no Interest Period shall extend beyond the Maturity Date.

“Interest Rate” means a rate per annum equal, at all times during each Interest Period for such Advance, to the sum of (a) Term CORRA for such Interest Period and (b) subject to Sections 4.03 and 4.04, from the Closing Date until the third anniversary of the Closing Date, two percent (2%) per annum, and thereafter, subject to an automatic annual increase of an additional two percent (2%) per annum.

“Judgment Conversion Date” has the meaning set forth in Section 13.05(1)(b).

“Judgment Currency” has the meaning set forth in Section 13.05(1).

“LEAP Agreement” means the Framework Agreement Concerning Environmental Issues at the Algoma Steel Mill in Sault Ste. Marie dated as of November 30, 2018 by and among the Borrower, Algoma Steel Holdings Inc., Algoma Docks GP Inc., Algoma Docks Limited Partnership and Her Majesty the Queen in Right of the Province of Ontario (now His Majesty the King in Right of the Province of Ontario).

“Lenders” means, at the Closing Date, the Initial Lender in its capacity as a lender hereunder and not as Agent, and thereafter, the Persons from time to time designated as a Lender in accordance with Section 12.01, and “Lender” means any one of the Lenders, and includes each of their successors and permitted assigns.

“Lenders’ Counsel” means the firm or firms acting as legal counsel to the Agent and the Lenders from time to time.

“Lien” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation, deed of trust, encumbrance, deemed trust or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any Capitalized Lease of Property by such Person as lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation.

“Liquidity” means the aggregate amount of (a) Unrestricted Cash and Cash Equivalents of the Loan Parties and (b) the amount available to be drawn under the ABL Credit Agreement. For the avoidance of doubt, Liquidity shall exclude any amounts available and undrawn under the Loan Facility and the Secured Loan Facility.

“Liquidity Trigger” means the first date on which the Liquidity of the Borrower exceeds $700,000,000.

“Loan Application” means the loan application submitted by the Borrower for the Loan Facility.

“Loan Documents” means this Agreement, the Loan Application, the Guarantees, the Loan Program Agreement, the Fee Letter, the Applicable Intercreditor Agreements, the Subordination Agreements, the Warrants, the Warrant Agreement and all present and future agreements delivered by any Loan Party to the Agent or the Lenders pursuant to, or in respect of this Agreement, and “Loan Document” means any one of the Loan Documents.

“Loan Facility” has the meaning set forth in Section 2.01.

“Loan Parties” means, collectively, the Borrower and the Guarantors and each of their respective successors and permitted assigns, and “Loan Party” means any one of them.

“Loan Program” has the meaning set forth in the Recitals.

“Loan Program Agreement” means the loan program agreement dated as of the date hereof between the Agent, the Loan Parties and Pubco.

“Material Adverse Effect” means a material adverse effect on (a) the business, financial condition or results of operations, in each case, of the Loan Parties, taken as a whole or (b) the material rights and remedies (taken as a whole) of the Agent under the applicable Loan Documents.

“Material Contracts” means, collectively, each contract and agreement entered into by a Loan Party which, if not complied with or terminated, could reasonably be expected to have a Material Adverse Effect.

“Material Licenses” means, collectively, each license, permit or approval issued by any Governmental Authority, or any applicable stock exchange or securities commission, to any Loan Party, the breach, default or loss of which could reasonably be expected to result in a Material Adverse Effect.

“Maturity Date” means the date falling on the seventh-year anniversary of the Closing Date.

“Multiemployer Plan” means a Plan of the type defined in and subject to section 4001(a)(3) of ERISA, to which Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding six (6) years has made or been obligated to make contributions.

“NASDAQ” means Nasdaq Stock Market LLC.

“Non-Arm’s Length” and similar phrases have the meaning attributed thereto in the Tax Act; and “Arm’s Length” has the opposite of such meaning.

“Non-US Subsidiary” means any Subsidiary of the Parent that is organized under the laws of a jurisdiction other than the United States of America, any state or territory thereof or the District of Columbia and is a “controlled foreign corporation” (within the meaning of section 957 of the US Revenue Code).

“Obligations” means, with respect to any Loan Party, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation, any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization of such Loan Party, whether or not allowed or allowable as a claim in any such case, proceeding or other action), to each of the Agent, the Lenders and each of them under, in connection with, relating to or with respect to each of the Loan Documents, and any unpaid balance thereof.

“Officer’s Certificate” means a certificate executed by a Responsible Officer in his or her capacity as such.

“Ontario Credit Facilities” means (a) the $20,000,000 loan (the “Secured Ontario Credit Facility”) pursuant to the secured credit agreement dated as of the date hereof among the Borrower and His Majesty the King in Right of Ontario, as represented by the Minister of Northern Economic Development and Growth (the “Secured Ontario Loan Agreement”), and (b) the $80,000,000 loan pursuant to the unsecured loan agreement dated as of the date hereof among the Borrower and His Majesty the King in Right of Ontario, as represented by the Minister of Northern Economic Development and Growth (the “Unsecured Ontario Loan Agreement”).

“Organizational Documents” means, with respect to any Person, such Person’s articles or other charter documents, by-laws, unanimous shareholder agreement, partnership agreement, joint venture agreement, operating agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person, setting forth matters relating to the governance of such Person, including the manner of election or duties of the directors, officers or managing members of such Person or the designation, amount or relative rights, limitations and preferences of any equity interests of such Person.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction or any political subdivision of such jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Advance or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary taxes, intangible, recording or filing taxes or any other similar taxes, including excise or property taxes, charges or levies, and any interest, penalties and additions to tax thereon, arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of this Agreement or any other Loan Document, but does not include Excluded Taxes.

“Parent” means Algoma Steel Intermediate Holdings Inc., a company organized under the laws of British Columbia, and its successors.

“Parent Entity” shall mean Parent and any direct or indirect parent of the Borrower.

“Parent Entity Expenses” shall mean:

(a)

costs (including all professional fees and expenses) incurred by any Parent Entity in connection with reporting obligations under or otherwise incurred in connection with compliance with applicable law, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, or any agreement or instrument relating to Debt of the Borrower or its Subsidiaries, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder;

(b)

customary indemnification obligations of any Parent Entity owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person to the extent relating to the Borrower and its Subsidiaries;

(c)	obligations of any Parent Entity in respect of director and officer insurance (including premiums therefor) to the extent relating to the Borrower and its Subsidiaries;

(d)	Permitted Tax Distributions;

(e)

general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent Entity related to the ownership or operation of the business of the Borrower or any of its Subsidiaries and franchise or similar Taxes;

(f)	expenses incurred by any Parent Entity in connection with any public offering or other sale of Equity Interests or Debt:

(i)	where the net proceeds of such offering or sale are intended to be received by or contributed to the Borrower or any of its Subsidiaries,

(ii)	in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed, or

(iii)

otherwise on an interim basis prior to completion of such offering so long as any Parent Entity shall cause the amount of such expenses to be repaid to the Borrower or the relevant Subsidiary out of the proceeds of such offering promptly if completed;

(g)

without duplication of (f) above, (x) fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted or not restricted by this Agreement (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Entity) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of debt securities, Public Company Costs;

(h)	for greater certainty, sales Taxes, commodity Taxes and other similar Taxes exigible in respect of any payment described in (a) to (g) above; and

(i)	customary guarantee obligations in respect of any payment described in to (h) above.

“Pari Passu Agreement” means the amended and restated pari passu agreement dated the date hereof among, inter alios, the Lender, His Majesty the King in Right of Ontario, as represented by the Minister of Northern Economic Development and Growth and His Majesty the King in Right of Canada, as represented by the Minister of Artificial Intelligence and Digital Innovation.

“Participant” has the meaning set forth in Section 12.01(4).

“PBGC” means the US Pension Benefit Guaranty Corporation.

“Pension Plan” means a Plan (other than a Multiemployer Plan) that is maintained or is contributed to by Borrower or any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the minimum funding standards under section 412 of the US Revenue Code.

“Permitted Debt” means, without duplication:

(a)	all Obligations incurred under this Agreement;

(b)	all Debt incurred under the Secured Loan Facility;

(c)	all Debt incurred under the Ontario Credit Facilities;

(d)	all Existing Debt and any Permitted Refinancing thereof;

(e)

all Debt of the Loan Parties and their respective Subsidiaries incurred after the date hereof that is permitted to be incurred by the applicable Loan Party or Subsidiary in accordance with the terms of the Senior Debt Documents (as in effect on the Closing Date), provided that, to the extent required under the terms of the Senior Debt Documents, any such Debt shall be subject to the terms of an Applicable Intercreditor Agreement; and

(f)	Subordinated Debt.

“Permitted Distributions” means Distributions to the extent not prohibited by the Loan Program Agreement and that are one of the following:

(a)	Distributions paid by any Subsidiary to the Borrower or to another Loan Party;

(b)	a legal obligation to pay Distributions declared by Pubco prior to April 29, 2025;

(c)	transactions in connection with the operation of Pubco’s legacy long-term incentive plan and omnibus incentive plan, in each case as in effect on April 29, 2025;

(d)

a right of an existing holder of securities under Pubco’s legacy long-term incentive plan and omnibus incentive plan, in each case as in effect on April 29, 2025 to redeem such securities granted prior to April 29, 2025; or

(e)

Distributions to any Parent Entity or other payments by the Borrower or any Subsidiary of the Borrower in amounts equal to (without duplication) the amounts required for any Parent Entity to pay any Parent Entity Expenses or any Related Taxes.

“Permitted Liens” has the meaning set forth in the Secured Loan Agreement.

“Permitted Refinancing” means, with respect to any Person, any refinancing or renewal of any Debt of such Person; provided that (a) the aggregate principal amount (or accreted value, if applicable) of the Debt incurred pursuant to such refinancing or renewal does not exceed the aggregate principal amount (or accreted value, if applicable) of the Debt so refinanced or renewed except by an amount equal to unpaid accrued interest and premium thereon and any make-whole payments or prepayment premiums applicable thereto plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with such refinancing or renewal and by an amount equal to any existing commitments unutilized thereunder (it being understood that the aggregate principal amount (or accreted value, if applicable) of the Debt being incurred may be in excess of the amount permitted under this clause (a) to the extent such excess does not constitute a Permitted Refinancing and is otherwise permitted under Section 7.03(4)), (b) such refinancing or renewal has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Debt being refinanced or renewed (excluding the effects of nominal amortization in the amount of no greater than one percent per annum and prepayments of Debt), (c) no Default is then continuing or would result therefrom, (d) the Persons that are (or are required to be) obligors under such refinancing or renewal do not include any Person that is not (or is not required to be) an obligor under the Debt being so refinanced or renewed, (e) in the case of secured Debt, the Liens securing such Debt shall only be on assets that constitute collateral (or are required to constitute collateral) for the Debt being so refinanced or renewed, (f) the subordination and postponement provisions thereof (if any) shall be, in the aggregate, no less favorable to the Lenders than those contained in the Debt being so refinanced or renewed and (g) the lenders of the Debt being incurred shall enter into an Applicable Intercreditor Agreement (if any) relating to the Debt being so refinanced or renewed; provided that, at least five Business Days prior to the incurrence of such refinancing or renewal, a Responsible Officer of the Borrower shall have delivered an Officers’ Certificate to the Agent (together with a reasonably detailed description of the material terms and conditions of such Debt or drafts of the documentation relating thereto) certifying that the Borrower has determined in good faith that such terms and conditions satisfy the foregoing requirements.

“Permitted Tax Distributions” shall mean payments, dividends or distributions by the Borrower to Parent in order to permit Parent or another Parent Entity to pay the tax liability in respect of consolidated or combined federal, state, provincial or local taxes not payable directly by the Borrower or any of its Subsidiaries which payments by the Borrower are not in excess of the tax liabilities that would have been payable by the Borrower and its Subsidiaries on a stand-alone basis.

“Person” is to be broadly interpreted and includes an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a trust, an incorporated organization, a joint venture, a financial institution, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

“PIK Interest” has the meaning set forth in Section 4.02(1).

“Plan” means an “employee benefit plan” as defined in section 3(3) of ERISA (including, without limitation, a Pension Plan and a Multiemployer Plan) maintained or contributed to by a Loan Party, a Subsidiary of a Loan Party or any ERISA Affiliate or to which a Loan Party, a Subsidiary of a Loan Party or an ERISA Affiliate has an obligation to contribute, and such Plan for the six (6) year period immediately following the latest date on which a Loan Party, a Subsidiary of a Loan Party or an ERISA Affiliate maintained, contributed to or had an obligation to contribute to (or is deemed under section 4069 of ERISA to have maintained or contributed to or to have had an obligation to contribute to, or otherwise to have liability with respect to) such Plan, and, for certainty, excludes any Canadian Pension Plan.

[Redacted: Commercially Sensitive Information]

“Property” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, tangible and intangible, including, for greater certainty, any Equity Interest in any other Person.

“Proportionate Share” means, during the Availability Period, each Lender’s commitment to provide the Unsecured Commitment, and after the Availability Period, each Lender’s pro rata share of the aggregate unpaid amount of the Advances outstanding at the relevant time.

“Pubco” means Algoma Steel Group Inc., a company formed under the laws of British Columbia, and its successors.

“Public Company Costs” means costs and expenses associated with compliance with the provisions of the Securities Act and the Exchange Act (and, in each case, any similar applicable law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’ or managers’ compensation, fees and expense reimbursement, costs and expenses relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees and costs related to the foregoing.

“Receiving Lender” has the meaning set forth in Section 10.12.

“Recipient” means a Lender, Agent or any other Person that receives a payment in respect of an Advance or has a direct or indirect interest, through a partnership or otherwise, in a Lender, Agent or any such other Person.

“Register” has the meaning set forth in Section 12.01(7).

“Related Persons” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates, and “Related Person” means any one of them.

“Related Taxes” shall mean:

(a)	franchise and similar Taxes, and other fees and expenses, required to maintain such Parent Entity’s corporate existence;

(b)	payroll, employer health, employment insurance, health insurance, social security and other similar Taxes;

(c)	income Tax (including corporate income Tax, municipal business Tax and solidarity surcharge) and net wealth Tax;

(d)	for any taxable period for which the Borrower and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for Canadian or US federal and/or applicable provincial, state or local income Tax purposes of which a direct or indirect parent of the Borrower is the common parent (a “Tax Group”), the portion of any Canadian or US federal, provincial, state or local income Taxes (as applicable) of such Tax Group for such taxable period that are attributable to the income of the Borrower and/or its Subsidiaries; provided that the amount of such dividends or other distributions for any taxable period shall not exceed the amount of such Taxes that the Borrower and/or its Subsidiaries, as applicable, would have paid had the Borrower and/or its Subsidiaries, as applicable, been a stand-alone taxpayer (or a stand-alone group);

(e)

the amount of any Tax obligation of the Borrower and/or any Subsidiary that is estimated in good faith by the Borrower as due and payable (but is not currently due and payable) by the Borrower and/or any Subsidiary as a result of the repatriation of any dividend or similar distribution of net income of any Non-US Subsidiary to the Borrower and/or any Subsidiary;

(f)	any withholding Tax obligation payable by a Parent Entity under Part XIII of the Tax Act on distributions permitted to be paid to a Parent Entity by the Borrower under the Loan Documents; or

(g)

for any quarter for which any Parent Entity is treated as a partnership or other pass- through entity for US federal income tax purposes, the amount equal to the product of (A) the Parent Entity’s items of taxable income and gain less items of taxable loss and deduction (other than miscellaneous itemized deductions or, for the avoidance of doubt, foreign taxes) and (B) the highest marginal combined US federal, New York State and New York City tax rate applicable to individuals or corporations (whichever is higher) on ordinary income and capital gain (taking into account the deductibility of state and local taxes for federal income tax purposes and any difference in the tax rate resulting from the applicable holding period).

“Release” means a “release” of a Hazardous Substance.

“Relevant Governmental Body” means with respect to a Benchmark Replacement in respect of the Term CORRA Reference Rate or otherwise with respect to a Benchmark applicable to Advances, the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Relevant Jurisdiction” means, from time to time, with respect to any Loan Party, such Loan Party’s jurisdiction of organization, chief executive office and chief place of business and, for greater certainty, at the Closing Date includes the jurisdictions set forth in Schedule 6.01(11).

“Required Lenders” means, if the Initial Lender is the sole lender hereunder, the Initial Lender, and if the Initial Lender is not the sole lender hereunder, Lenders holding more than 50% of the Unsecured Commitment.

“Requirements of Environmental Law” means all applicable requirements of the common law or of statutes, regulations, by-laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, policies, guidelines, orders, approvals, notices, permits and directives of any applicable federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or other Governmental Authority in any jurisdiction in which any Loan Party has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Substance) and the assets and undertaking of any Loan Party and the intended uses thereof in connection with such matters, including but not limited to, all such requirements relating to: (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Substance); and (d) Hazardous Substances or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos-containing materials, polychlorinated biphenyls (“PCBs”) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments). For greater certainty the LEAP Agreement shall constitute a Requirement of Environmental Law.

“Responsible Officer” means, with respect to any Person, any senior officer, managing member or general partner of such Person but, in any event, with respect to financial matters, the chief financial officer, finance director, treasurer or controller of such Person. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Sanctioned Person” means, at any time, (a) any Person listed or designated under Sanctions, (b) any Person operating, organized, or resident in any country or region that is, or has at any time been, the subject of comprehensive country-wide or region-wide Sanctions from time to time, or (c) any Person that is owned 50% or more, individually or in the aggregate, directly or indirectly, or controlled as determined with the control test under Applicable Law by, or purporting to act on behalf of any Person described in (a) or (b), in all cases, to the extent such list and the maintenance thereof would not violate Applicable Law in Canada. As of the date of this agreement, prong (b) of this definition includes each of the following: Cuba, Iran, North Korea, Sudan, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the territory it controls in the Donetsk oblast of Ukraine, the so-called Luhansk People’s Republic and the territory it controls in the Luhansk oblast of Ukraine, the area of the Kherson oblast of Ukraine that is illegally occupied by the Russian Federation, and the area of the Zaporizhzhia oblast of Ukraine that is illegally occupied by the Russian Federation.

“Sanctions” means economic or financial sanctions (including terrorist financing laws) or trade embargoes imposed, administered or enforced from time to time by a Sanctions Authority; provided however that, with respect to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority outside of Canada, only to the extent such sanctions or trade embargoes would not violate Applicable Law in Canada.

“Sanctions Authority” means any of: (a) the Canadian government including Global Affairs Canada, the Canadian Border Services Agency, the Minister of Public Safety (Canada); (b) the United States government, including the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State; (c) the United Nations Security Council (to the extent it would not violate Applicable Law in Canada); (d) the European Union and each of its member states; (e) the United Kingdom; (f) the government of a jurisdiction in which a Loan Party or a Subsidiary of a Loan Party is registered or conducts business; or (g) the respective governmental institutions, departments and agencies of any of the foregoing, and “Sanctions Authorities” means all of the foregoing, collectively.

“Secured Commitment” means $80,000,000.

“Secured Loan Agreement” means the secured loan agreement dated as of the date hereof among the Borrower, the Agent and the Initial Lender.

“Secured Loan Facility” means the loan facility made available by the Initial Lender to the Borrower under the Secured Loan Agreement.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Senior Debt Documents” means the agreements evidencing any Senior Debt Facilities and all security and related documents applicable thereto.

“Senior Debt Facilities” means the Debt of any Loan Party under the (a) ABL Credit Agreement, (b) Indenture and (c) Government Capex Facilities.

“Solvent” means, with respect to any Person as of any date, that, as of such date: (a) such Person is able to meet its obligations as they generally become due, (b) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due, (c) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all liabilities of such Person, contingent or otherwise, as of such date, (d) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (e) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (f) such Person otherwise has not incurred, and does not intend to incur, or believe that it will incur Debt (including current obligations) beyond its ability to pay principal and interest on such Debt as it becomes due (whether at maturity or otherwise).

“Subordinated Debt” means, with respect to any Person, at any time, indebtedness for borrowed money which, among other things, (a) the final maturity or due date thereof is not prior to the date that is 180 days after the Maturity Date, (b) the terms and conditions of which are not more onerous to such Person than the terms and conditions hereof (other than in respect of interest rate and fees) and (c) is subordinated and postponed to the Obligations pursuant to a Subordination Agreement.

“Subordination Agreements” means each subordination agreement that is in respect of (a) any Debt incurred after the date hereof where the lender thereof is a Related Person or (b) any Subordinated Debt incurred after the date hereof, in each case between the applicable Loan Party that is the borrower thereof, the lenders of such Debt or Subordinated Debt (or agent on their behalf), as the case may be, and the Agent, substantially in the form attached hereto as Schedule F or that is otherwise in form and substance satisfactory to the Required Lenders.

“Subsidiary” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and includes any other Person in like relationship to a Subsidiary of such first mentioned Person. If no first mentioned Person is referred to, such Person is deemed to be the Borrower.

“Swap Agreement” means any interest rate, currency or commodity swap agreement, cap agreement or collar agreement, and any other agreement or arrangement designed to protect a Loan Party against fluctuations in interest rates, currency exchange rates or commodity prices with a counterparty.

“Tariff Trigger” means the date on which the tariffs applicable to the sale of steel by a Loan Party to the United States have been equal to or less than ten-percent (10%) for a 120-day period following the first date on which the revised tariff at or below ten-percent (10%) became effective.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, territorial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Tax Act” means the Income Tax Act (Canada).

“Tax Evasion” means any of the following: (a) the offences described at sections 238 to 239.1 of the Tax Act, (b) the offences described at section 380 of the Criminal Code (R.S.C., 1985, c. C-46), where such offences are related to Tax, (c) the offences described at Part IX, Division VIII, Subdivision F of the Excise Tax Act (R.S.C., 1985, c. E-15), (d) the offences described at Chapter III, Division VII of the Tax Administration Act (R.S.Q., c. A-6.002), (e) the offences described at Part 8, Division 5 of the Alberta Corporate Tax Act (R.S.A. 2000, c A-15), and (f) any other criminal offences related to Tax described in any provisions of Canadian federal, provincial or territorial legislation.

“Term CORRA” means for any calculation with respect to an Advance, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 3:00 p.m. (Toronto time) on any Term CORRA Determination Day, the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Term CORRA Determination Day; provided further that, if Term CORRA shall ever be less than the Floor, then Term CORRA shall be deemed to be the Floor.

“Term CORRA Administrator” means CanDeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

“Total Commitment” means $400,000,000, being the aggregate of the Secured Commitment and the Unsecured Commitment.

“Transaction Fee” means the transaction fee payable by the Borrower to the Initial Lender pursuant to the terms of the Fee Letter.

“TSX” means the Toronto Stock Exchange.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unfunded Pension Liability” of any Plan means the amount, if any, by which the value of the accumulated plan benefits under the Plan, determined on a plan termination basis in accordance with actuarial assumptions at such time consistent with those prescribed by the PBGC for purposes of section 4044 of ERISA, exceeds the fair market value of all plan assets allocable to such liabilities under Title IV of ERISA (excluding any accrued but unpaid contributions).

“Union” means any labor union, trade union, council of trade unions, or any labor organization or association which may qualify as a trade union including any employee bargaining agent or affiliated bargaining agent which would cover any employees.

“Unrestricted Cash” means, at any time, the aggregate amount of cash of the Loan Parties that is free and clear of all Liens other than Permitted Liens.

“Unsecured Commitment” means $320,000,000.

“US” and “United States” means the United States of America.

“US Revenue Code” means the US Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“Warrant Agreement” mean the warrant agreement between Pubco and the Agent dated the Closing Date, in the form set forth in Schedule E.

“Warrants” means the warrants to purchase common shares of Pubco, issuable to the Agent pursuant to Section 4.06(1) and the Warrant Agreement.

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Debt.

1.02 Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03 Rules of Construction

Words importing the singular number only include the plural and vice versa, words importing the masculine gender include the feminine and neuter genders and vice versa. The words “include”, “includes” and “including” shall be interpreted as being followed by the phrase “without limitation”. The words “will”, “shall” and “must” have the same meaning and effect.

1.04 Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any Loan Document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP.

1.05 Currency

Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) means Canadian Dollars.

1.06 Paramountcy

As among the parties hereto, in the event of a conflict in or between the provisions of this Agreement and the provisions of the Secured Loan Agreement or any of the other Loan Documents then, notwithstanding anything contained in the Secured Loan Agreement or such other Loan Document to the contrary, the provisions of this Agreement will prevail and the provisions of the Secured Loan Agreement or such other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of a Loan Party is expressly permitted under this Agreement but is expressly prohibited under the Secured Loan Agreement or another Loan Document, such act or omission will be permitted. If any act or omission is expressly prohibited under the Secured Loan Agreement or a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under the Secured Loan Agreement or such Loan Document but this Agreement does not expressly relieve the applicable Loan Party from such performance, such circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of the Secured Loan Agreement or such other Loan Document.

1.07 Non-Business Days

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. In the case of interest or fees payable pursuant to the terms of this Agreement, the extension or contraction of time will be considered in determining the amount of interest and fees. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

1.08 Statutory and Material Contract References

Any reference in this Agreement to a statute refers to all rules and regulations made under it and any reference in this Agreement to any act or statute or regulation (including any regulation of any Governmental Authority), or to any section of or any definition in any act, statute or regulation (including any regulation of any Governmental Authority), will be deemed to be a reference to such act, statute or regulation (including any regulation of any Governmental Authority) or section or definition, as amended, supplemented, substituted, replaced or re-enacted from time to time. Any reference in this Agreement to an agreement, indenture, debenture or contract (including without limitation a Material Contract) will be deemed to be a reference to such document as supplemented, amended, restated, replaced or otherwise modified from time to time in accordance with the terms of this Agreement, unless otherwise provided herein.

1.09 Interest Payments and Calculations

(1) All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(2) Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(3) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by such period of time. The Agent agrees that if requested in writing by the Borrower it will calculate the nominal and effective per annum rate of interest on any Advance outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that, any error in any such calculation, or any failure to provide such information on request, shall not relieve either Borrower or any other Loan Party of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Agent or any Lender. EACH LOAN PARTY HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE LOAN PARTIES, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

(4) In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day but not the last day of such period will be included.

(5) The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Term CORRA or any other Benchmark, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Term CORRA, such Benchmark or any other Benchmark (or any component thereof) prior to its discontinuance or unavailability or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its Affiliates and/or other related entities may engage in transactions that affect the calculation of a Benchmark (or any component definition thereof or rates referred to in the definition thereof), any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain any Benchmark, any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.10 Determination by the Borrower

All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require the Borrower to make all due inquiries and investigations as may be necessary or prudent in the circumstances before making any such determination or assessment.

1.11 Rank

The Loan Facility shall be a direct, unsecured obligation of the Borrower and each Guarantee shall be a direct, unsecured obligation of the Guarantors party thereto. The Loan Facility and the Guarantees shall rank pari passu with the unsecured and unsubordinated debt of the applicable Loan Party.

1.12 Legal Representation

The Loan Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party does not apply to the construction or interpretation of the Loan Documents.

1.13 Schedules

The following are annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	–	Notice of Request for Advance

Schedule B	–	Prepayment Notice

Schedule C	–	Assignment Agreement

Schedule D	–	List of Guarantors as of the Closing Date

Schedule E	–	Form of Warrant Agreement

Schedule F	–	Form of Subordination Agreement

Schedule G	–	Form of Compliance Certificate

Schedule H	–	Existing Debt for Borrowed Money

Schedule 4.06(1)	–	Warrants

Schedule 6.01(6)	–	Taxes

Schedule 6.01(7)	–	Litigation

Schedule 6.01(11)	–	Corporate Structure, Names and Relevant Jurisdictions

Schedule 6.01(18)	–	Environmental Disclosure

ARTICLE 2

THE LOAN FACILITY

2.01 Loan Facility

Subject to the terms and conditions of this Agreement, the Initial Lender hereby establishes in favour of the Borrower as of the Closing Date a non-revolving multi-draw term loan facility in the principal amount of the Unsecured Commitment (the “Loan Facility”) to be made available in accordance with this Agreement.

2.02 Purpose of Loan Facility

Advances under the Loan Facility will be restricted to payment of operating expenses, ordinary course business obligations and capital expenditures of the Borrower in each case in a manner consistent with the Business Plan. The proceeds of any Advance shall not be used for any of the purposes set out in Section 7.03(1).

2.03 Advances

(1) The initial Advance shall be made on the date on which all of the conditions precedent set forth in Section 3.01 and Section 3.02 are satisfied or waived.

(2) The Borrower may request a maximum of one (1) Advance per calendar month under the Loan Facility during the Availability Period by delivering an Advance Notice to the Agent not later than 1:00 p.m. (Toronto time) ten (10) Business Days prior to the proposed Advance Date. Each proposed Advance Date shall be subject to the approval of the Agent.

(3) Each Advance under the Loan Facility will be in an amount not greater than $33,200,000. All Advances shall be in Canadian Dollars.

(4) Advances will only be made available if all conditions precedent set out in Section 3.01 and Section 3.02, as applicable, have been satisfied or waived by the Lenders on or before the requested Advance Date.

(5) At no time shall the aggregate principal amount of all Advances outstanding hereunder (excluding any PIK Interest, if any) exceed the Unsecured Commitment.

(6) An Advance Notice given by the Borrower hereunder will be irrevocable and will oblige the Borrower to take the action contemplated on the date specified therein.

2.04 Optional Reduction of Unsecured Commitment

At any time, and from time to time, the Borrower may, at its option, permanently reduce the Unsecured Commitment under the Loan Facility by cancelling all or any part of the undrawn portion of the Loan Facility, provided that:

(a)	the Borrower shall provide the Agent with at least 15 Business Days’ prior written notice of any such cancellation (or such shorter period as the Agent may agree);

(b)	each such cancellation shall be a minimum of $5,000,000 and in whole multiples of $1,000,000 thereafter;

(c)	any cancellation notice shall be irrevocable; and

(d)	such cancellation shall also be accompanied by a pro rata cancellation of any remaining undrawn portion (if any) of the Secured Commitment under the Secured Loan Facility.

ARTICLE 3

DISBURSEMENT CONDITIONS

3.01 Conditions Precedent to the Closing Date

The effectiveness of this Agreement is subject to and conditional upon the following conditions precedent being fulfilled by the Borrower to the satisfaction of the Initial Lender:

(1) completion by the Initial Lender to its sole satisfaction of its due diligence review of the Borrower, including, without limitation, review of the Borrower’s existing corporate and debt structure, the terms of its Existing Debt, financial information of the Borrower and such information of the Borrower as may be required by the Initial Lender;

(2) approval of the Loan Facility, this Agreement and the other Loan Documents by the board of directors of the Initial Lender;

(3) this Agreement, the other Loan Documents, the Secured Loan Agreement and the Loan Documents (as defined in the Secured Loan Agreement) will have been executed and delivered by all parties thereto;

(4) the Initial Lender will have received certified copies of the Organizational Documents of each Loan Party and Pubco, the resolutions authorizing the execution, delivery and performance of each Loan Party’s and Pubco’s obligations under the Loan Documents to which each is a party and the transactions contemplated herein, and certificates as to the incumbency of the officers of each Loan Party and Pubco;

(5) copies of all agreements which restrict or limit the powers of any Loan Party, Pubco or their respective directors or officers not otherwise delivered under Subsection 3.01(4), certified by such Loan Party to be true, will have been delivered to the Initial Lender;

(6) certificates of status or good standing (or the local law equivalent), where available, of each Loan Party and Pubco will have been delivered to the Initial Lender;

(7) the Initial Lender will have received certified copies of all approvals of any Governmental Authorities or other third parties (including in connection with any Existing Debt other than as contemplated in Section 3.01(9) below), required for the execution, delivery and performance of each Loan Party’s and Pubco’s obligations under the Loan Documents to which each is a party and the transactions contemplated therein as of the Closing Date;

(8) the Initial Lender will have received fully executed copies of the Applicable Intercreditor Agreements or Subordination Agreements, as applicable, with respect to all Existing Debt, as may be required by the Initial Lender;

(9) the Initial Lender shall have received evidence in form and substance satisfactory to it from the ABL Agent, for and on behalf of the lenders under the ABL Credit Agreement, of its consent to the Borrower (and the other Loan Parties, as applicable) (i) entering into this Agreement, the other Loan Documents, the Secured Loan Agreement and the loan documents delivered in connection with the Secured Loan Agreement, (ii) incurring the Debt contemplated hereunder and thereunder, (iii) making interest, fee and principal payments with respect thereto, including at maturity and in respect of any prepayments and (iv) granting Liens in favour of the Agent in connection with the Secured Loan Agreement;

(10) the Initial Lender shall have received executed copies of Ontario Credit Facilities, which shall be on terms and conditions substantially similar to the terms and conditions of the Loan Facilities, subject to any variation as shall be acceptable to the Initial Lender in its sole discretion;

(11) the Initial Lender will have received a currently dated Officer’s Certificate of the Borrower certifying that (i) that each Loan Party is Solvent, (ii) the representations and warranties of the Loan Parties set forth in each Loan Document, the Secured Loan Agreement and each attestation given by the Loan Parties in the Loan Application, are true and correct (subject to any materiality thresholds contained therein) as at such time, except to the extent updated in writing prior to the Closing Date and accepted by the Initial Lender; (iii) that no “default” or “event of default” has occurred and is continuing under any Existing Debt for Borrowed Money Documents; (iv) there has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect; (v) that the Borrower continues to operate its business in the ordinary course as adjusted for the then current operating circumstances resulting from tariffs and countermeasures; and (vi) the Borrower has not initiated, and is not currently implementing, any change to its business or operations that would result in a material deviation from the Business Plan;

(12) no Default or Event of Default shall have occurred and be continuing on the Closing Date;

(13) there has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect;

(14) the Initial Lender shall have received copies of any Existing Debt Documents as the Initial Lender may request;

(15) a currently dated letter of opinion of legal counsel to the Borrower, the other Loan Parties and Pubco from all Relevant Jurisdictions, will have been delivered to the Agent and the Lenders as addressees, in form and substance satisfactory to the Initial Lender;

(16) all “know your customer”, anti-money laundering, anti-terrorism or similar identification information required by the Initial Lender shall have been provided by the Borrower (and its Subsidiaries, if necessary);

(17) payment of the Transaction Fee and all other costs and expenses of the Initial Lender and the Agent payable on or before the Closing Date;

(18) to the extent required by the rules thereof, each of the TSX and the NASDAQ shall have conditionally approved the listing of the common shares issuable upon exercise of the Warrants, pursuant to the applicable rules or regulations of the TSX and the NASDAQ, subject only to the filing of other standard documents and notice of issuance thereunder;

(19) the Warrant Agreement shall have been executed and delivered by Pubco and the Warrants shall have been validly created, authorized, issued and delivered to the Initial Lender;

(20) the Initial Lender will have received copies of all waivers and ancillary agreements required to be delivered by the executive officers of Pubco in respect of the executive compensation requirements set out in the Loan Program Agreement;

(21) the Initial Lender will have received evidence satisfactory to it that Pubco has amended its clawback policy, such policy to be in form and substance satisfactory to the Initial Lender; and

(22) the Borrower continues to meet the eligibility criteria for the Loan Program as set out in the Loan Application;

provided that all documents delivered pursuant to this Section 3.01 will be in full force and effect and in form and substance satisfactory to the Initial Lender, acting reasonably.

3.02 Conditions Precedent to Advances

The obligation of any Lender to make the initial Advance and any subsequent Advance is subject to and conditional upon each of the conditions precedent set forth in Section 3.01 having been satisfied, plus the following conditions precedent being fulfilled by the Borrower to the satisfaction of the Agent:

(1)	with respect to the initial Advance:

(i)	the Secured Loan Facility has been fully drawn in accordance with the terms of the Secured Loan Agreement; and

(ii)	the Secured Ontario Credit Facility has been fully drawn in accordance with the terms of the Secured Ontario Loan Agreement;

(2)	with respect to the initial Advance and each subsequent Advance:

(i)	the Agent will have received an Advance Notice as required under Section 2.03(2), in which a Responsible Officer of the Borrower has certified:

(i)

the use of proceeds of each Advance made prior to the date of thereof and the intended use of proceeds for the requested Advance; (ii) that each Loan Party is Solvent; (iii) that no Default or Event of Default under this Agreement has occurred and is continuing on the Advance Date, or would result from making the Advance; (iv) no “default” or “event of default” has occurred and is continuing under any Existing Debt for Borrowed Money Documents; (v) there has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect; (vi) that the representations and warranties in Section 6.01 of this Agreement and Article 4 of the Secured Loan Agreement continue to be true and correct as if made on and as of the Advance Date, except to the extent that such representations and warranties relate specifically to an earlier date in which case they are true and correct as of such earlier date; (vii) as to the continued effectiveness of all Applicable Intercreditor Agreements and all Subordination Agreements (except to the extent terminated in accordance with their terms or by written agreement of the Agent); (viii) that the Borrower continues to operate its business in the ordinary course as adjusted for the then current operating circumstances resulting from tariffs and countermeasures; (ix) the Borrower has not initiated, and is not currently implementing, any change to its business or operations that would result in a material deviation from the Business Plan; and (x) the Borrower has also requested an advance, on a pro rata basis with the Advance, under the Unsecured Ontario Loan Agreement;

(ii)	no Default or Event of Default shall have occurred and be continuing;

(iii)	there has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect;

(iv)

the representations and warranties pursuant to Section 6.01 and Article 4 of the Secured Loan Agreement continue to be true and correct as if made on and as of the Advance Date, except to the extent that such representations and warranties relate specifically to an earlier date in which case they are true and correct as of such earlier date;

(v)

the Applicable Intercreditor Agreements, the Subordination Agreements and the consent described in Section 3.01(9) shall continue to be in full force and effect (except to the extent terminated in accordance with their terms or by written agreement of the Agent); and

(vi)	the Borrower shall continue to operate its business in the ordinary course as adjusted for the then current operating circumstances resulting from tariffs and countermeasures.

3.03 Waiver

The conditions set forth in Section 3.01 are inserted for the sole benefit of the Initial Lender and may be waived by the Initial Lender, in whole or in part (with or without terms or conditions), in respect of any Advance without prejudicing the right of the Initial Lender at any time to assert such conditions in respect of any subsequent Advance. The conditions set forth in Sections 3.01 and 3.02 are inserted for the sole benefit of the Lenders and may be waived by the Lenders, in whole or in part (with or without terms or conditions), in respect of any Advance without prejudicing the right of the Lenders at any time to assert such conditions in respect of any subsequent Advance.

ARTICLE 4

PAYMENTS OF INTEREST AND FEES

4.01 Interest on Advances

(1) Interest shall be payable by the Borrower on each Advance and such Advance shall bear interest (computed on the basis of a year of three-hundred and sixty five (365) days) at all times that such Advance is outstanding until maturity (whether by acceleration or otherwise) on the unpaid principal amount thereof as follows: (i) during the Initial Interest Period, at a rate per annum equal to the Interest Rate applicable to such Initial Interest Period (as determined in accordance with Section 4.01(2) below) and (ii) during each Interest Period following the Initial Interest Period that such Advance is outstanding, at a rate per annum equal to the Interest Rate applicable to such Interest Period. Such interest shall be payable on the earlier of (y) each Interest Payment Date, and (z) when such Advance becomes due and payable in full pursuant to the provisions hereof.

(2) Term CORRA applicable to the Initial Interest Period for any Advance shall be the Term CORRA in effect on the first Business Day of the Fiscal Quarter in which the Initial Interest Period occurs.

4.02 PIK Interest

(1) On each Interest Payment Date occurring on or before the second anniversary of the Closing Date, the payment of interest then accrued on the Advances shall be deferred until maturity (whether by acceleration or otherwise) of the principal amount of the Advances, and the amount of such accrued interest shall, with effect as of such Interest Payment Date, be added to the principal amount of the Advances, and shall thereafter be treated as part of the principal amount of the Advances, for purposes of this Agreement (the “PIK Interest”). Notwithstanding the foregoing, the Borrower may, by delivering a notice in writing to the Agent not later than five (5) Business Days prior to the applicable Interest Payment Date, elect to pay all (or any portion) of the interest due on such Interest Payment Date in cash. Any portion of interest not so elected to be paid in cash shall be treated as PIK Interest.

(2) Amounts representing PIK Interest that are added to the principal amount of an Advance shall thereafter constitute principal for purposes of this Agreement and bear interest in accordance with Section 4.01 and, if applicable, Sections 4.03 and 4.04, and otherwise be treated as part of the principal of such Advance for all purposes of this Agreement.

4.03 Default Interest

At all times that an Event of Default has occurred which is continuing, the Borrower shall pay additional interest on the principal amount of all Obligations outstanding at a rate per annum equal to two percent (2%) per annum.

4.04 Additional Specified Interest

If any Loan Party or Pubco fail to observe or perform any of its obligations in the Loan Program Agreement, the Borrower shall pay additional interest on the principal amount of all Obligations outstanding at a rate per annum equal to one percent (1%) per annum until such Loan Party or Pubco remedies such non-compliance to the satisfaction of the Initial Lender.

4.05 Additional Fees

The Borrower will pay to the Initial Lender the Transaction Fee and all other fees set out in the Fee Letter in accordance with the terms thereof.

4.06 Warrants

(1) As consideration for making available the Loan Facility to the Borrower, Pubco shall grant to the Initial Lender under and in accordance with the terms of the Warrant Agreement, Warrants exercisable for common shares in the capital of Pubco, which the Borrower shall deliver (or cause to be delivered) irrevocably on the Closing Date to the Initial Lender in the number of Warrants set out in Schedule 4.06(1), exercisable by the holder(s) thereof in whole or in part at any time from the Closing Date to the date that is ten (10) years from the Closing Date (subject to vesting and the other terms of the Warrant Agreement) at an exercise price of $11.08 per common share (as adjusted in accordance with the terms of the Warrant Agreement).

(2) The Initial Lender represents and warrants that as of the date hereof it is an accredited investor within the meaning of paragraph (f) of the definition of accredited investor in National Instrument 45 106 – Prospectus Exemptions and paragraph (e) of the definition of accredited investor in section 73.3(1) of the Securities Act (Ontario).

4.07 Taxes on Fees

The fees set forth in this Agreement and the Fee Letter do not include applicable Taxes. Where required by Applicable Law, the Lenders will charge, and Borrower will pay, all applicable sales, use, value-added, goods and services and other similar Taxes imposed on the provision of any services hereunder.

4.08 No Set-Off, Deduction etc.

All payments (whether interest or otherwise) to be made by the Borrower or any other party to each Lender pursuant to this Agreement shall be made in freely transferable, immediately available funds and without set-off, deduction or counterclaim of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, the Borrower or other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set-off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement. For greater certainty, the Borrower will not be required to make any payment under this Section 4.08 (a) in duplication of any payment required to be made under Section 11.01 or (b) in respect of Taxes.

4.09 Account of Record

The Agent will open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lenders hereunder. The Agent will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts will constitute prima facie evidence, absent manifest error, of the obligations of the Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent will promptly advise the Borrower of such entries made in the Agent’s books of account. The Agent may, but shall not be required to, provide an invoice to the Borrower of the amount of interest owing prior to any Interest Payment Date, but the Agent shall have no liability for any failure to do so, nor shall any such failure have any effect on the Borrower’s obligation to make any interest payment hereunder or to defer the payment of any such interest in accordance with Section 4.02.

4.10 Conforming Changes

In connection with the use or administration of a Benchmark, the Agent may make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes effected pursuant to this Section 4.10.

4.11 Compensation for Losses

In the event of (i) the payment of any principal of any Advance prior to the last day of an Interest Period (including as a result of an Event of Default), (ii) the failure to borrow, continue or prepay any Advance in the manner and on the date specified in any notice delivered pursuant hereto, (iii) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement or (iv) the assignment of any Advance, as applicable, other than on the last day of the Interest Period (including as a result of an Event of Default), then, in any such event, the Borrower shall, after receipt of a written request by any Lender affected by any such event (which request shall set forth in reasonable detail the basis for requesting such amount), compensate each Lender for the loss, cost and expense attributable to such event (which, for greater certainty, shall not include any amount in respect of Taxes). A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section delivered to the Borrower shall be presumptively correct absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt of such demand.

ARTICLE 5

REPAYMENT

5.01 Mandatory Repayment of Principal at Maturity

Subject to the terms hereof, the Borrower will repay all Obligations in connection with the Loan Facility, including the outstanding principal amount of all Advances thereunder, together with all accrued interest, fees, and other amounts then unpaid by it with respect to such Advances, in full on the earliest to occur of (i) the Maturity Date and (ii) the date of the acceleration of the Obligations pursuant to Section 8.02 of this Agreement.

5.02 Other Mandatory Prepayments

At any time that the Borrower is required to make a mandatory principal prepayment (other than, for certainty, a scheduled principal payment) under the terms of any Existing Debt for Borrowed Money of the Borrower, the Borrower shall, to the extent permitted by the Borrower’s Senior Debt Documents, on a pro rata basis, make a mandatory principal prepayment of the Loan Facility. Any such mandatory principal prepayment shall be applied by the Agent on a pro rata basis to the Loan Facility and the Secured Loan Facility. The Borrower shall provide the Agent with the same amount of notice of such prepayment that is provided to the lender(s) under the applicable documentation relating to such Existing Debt in the form of the prepayment notice set out on Schedule B. Notwithstanding the foregoing, this Section 5.02 shall not apply to mandatory repayments made under the ABL Credit Agreement.

5.03 Voluntary Repayments

Subject to the terms hereof, the Borrower may prepay the Advances at any time in a minimum amount of $5,000,000, together with all accrued and unpaid interest thereon, provided that the Agent receives at least 5 Business Days’ prior written notice of such prepayment in the form of the prepayment notice set out on Schedule B, and if such prepayment would result in the aggregate principal amount of the Advances outstanding being less than $5,000,000, such prepayment shall be required to be increased to the amount that is the then outstanding principal balance of the Advances, together with all accrued and unpaid interest thereon. Any such voluntary repayment shall be applied by the Agent on a pro rata basis (based on the advances outstanding at such time) to the Loan Facility and the Secured Loan Facility.

5.04 Application of Payment

Any amounts of any Advance prepaid or repaid may not be reborrowed. All amounts prepaid or repaid shall be applied on a pro rata basis to the Loan Facility and the Secured Loan Facility (a) firstly, in reduction of accrued and unpaid interest and all other amounts then outstanding (other than the principal amount of an Advance), and (b) thereafter, in reduction of the principal amount of the Advance being prepaid or repaid.

5.05 Place of Payment of Principal, Interest and Fees

All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, will be made by bank transfer to the Agent in Canadian Dollars to the Agent’s Account, or at such other location as may be agreed upon by the Agent and the Borrower, for the account of the Lenders entitled to such payment, not later than 2:00 p.m. (Toronto time) for value on the date when due, and will be made in immediately available funds and in accordance with Section 4.08.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.01 Representations and Warranties

The Borrower represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(1) Existence and Qualification. Each Loan Party and each of its respective Subsidiaries (i) has been duly incorporated, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting as a corporation, company, limited liability company, partnership or trust, as the case may be, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may; and (ii) is duly qualified, in good standing (or the applicable equivalent) and has all required Material Licenses to carry on its business in each jurisdiction in which the nature of its business requires qualification to the extent necessary to carry on its business.

(2) Power and Authority. Each Loan Party has the corporate, trust, company, limited liability company or partnership power and authority, as the case may be, (i) to enter into, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents, and (ii) to own and lease its Property and carry on its business as currently conducted and as currently proposed to be conducted by it.

(3) Execution, Delivery, Performance and Enforceability. The execution, delivery and performance of each of the Loan Documents to which each Loan Party is a party, and each other instrument or agreement delivered by such Loan Party pursuant to any Loan Document has been duly authorized by all corporate, trust, company or partnership actions required, and each of such documents has been duly executed and delivered by such Loan Party. Each Loan Document to which any Loan Party is a party constitutes the legal, valid and binding obligations of such Loan Party, enforceable against such Loan Party in accordance with its terms (except, in any case, as such enforceability may be limited by applied bankruptcy, insolvency, reorganization or other laws of general application limiting creditors’ rights generally and by principles of equity).

(4) No Violation, Breach, Conflict etc. Neither the execution and delivery of this Agreement or any other Loan Document, nor compliance with the terms and conditions of any of them:

(a)

has resulted, or will result, in a violation of the Organizational Documents of any Loan Party or resolutions passed by the directors or shareholders (or other Persons holding any Equity Interest) of any Loan Party;

(b)	has resulted, or will result, in a violation of any Applicable Law;

(c)

has resulted, or will result, in a breach of, or constitute a default under, any Existing Debt or any other loan agreement, indenture, trust deed or any other agreement or instrument to which any Loan Party is a party or by which it or any of its Property is bound, or requires any consent thereunder other than such as has already been received and delivered to the Initial Lender;

(d)

has resulted, or will result, in a breach of, or constitute a default under, any Material Contract or Material License necessary to execute the Business Plan to which any Loan Party is a party or by which it or any of its Property is bound, or requires any consent thereunder other than such as has already been received and delivered to the Initial Lender; or

(e)	has resulted or will result, in the creation of, or the obligation to create, any Lien on, against or in respect of any of the Property of any Loan Party.

(5) Authorizations. Other than the consent contemplated at Section 3.01(9), which remains in full force and effect, there are no authorizations from Governmental Authorities or consents from third parties required for the execution and delivery by the Loan Parties of each of the Loan Documents to which they are a party and performance of their obligations thereunder.

(6) Taxes. Except as set forth on Schedule 6.01(6) or as otherwise permitted by Section 7.01(6), each Loan Party and each of its respective Subsidiaries has (a) made adequate provision for all Taxes payable by it, (b) delivered, or caused to be delivered, when due, all required income Tax and related information returns to the appropriate Governmental Authorities, (c) withheld and collected all Taxes required to be withheld and collected by it and remitted such Taxes when due to the appropriate Governmental Authorities, except where any such remittance is being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records and (d) paid and discharged when due all obligations in respect of any Taxes imposed upon it by any Applicable Law which, if unpaid beyond the applicable due date, might become a Lien upon its Property, except where any such obligations are being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records, and no appeal or claim is, to the knowledge of the Borrower, being asserted or processed with respect to such obligations. Any good faith contest with respect to any remittance or to any obligation described in clauses (c) or (d) could not reasonably, individually or in the aggregate, be expected to have a Material Adverse Effect. Except as set forth on Schedule 6.01(6), there is no action, suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes.

(7) Absence of Litigation. Except as set forth in Schedule 6.01(7), there are no actions, suits or proceedings pending or, to its knowledge, threatened against or involving any Loan Party or any Loan Party’s Subsidiaries in which an adverse decision could reasonably be expected to result in a judgment, order, or award for the payment of money in excess of $15,000,000.

(8) Compliance with Laws. Each Loan Party and each of its respective Subsidiaries is in compliance with all Applicable Laws and Applicable Orders in all respects, subject to the provisions of Section 6.01(17) in the case of Requirements of Environmental Law.

(9) Anti-Corruption Laws and Sanctions.

(a)

Each Loan Party and each of its respective Subsidiaries maintains in effect, procedures, policies or codes of conduct intended to ensure compliance by its directors, officers and employees with, in each case, Anti-Corruption Laws and Sanctions laws applicable to such Persons.

(b)

The operations of each Loan Party and each of its respective Subsidiaries are, and have been at all times, conducted in accordance with applicable Anti-Corruption Laws and Sanctions laws, and no action, suit, proceeding or investigation under applicable Anti-Corruption Laws and Sanctions laws is pending or, to the knowledge of each Loan Party, is threatened.

(c)	Neither any Loan Party, any Loan Party’s Subsidiaries nor, to the knowledge of the Borrower, any of the directors, officers, employees or holders of a beneficial interest in securities representing 10% or more of the votes or value of any Loan Party or any Loan Party’s Subsidiaries is, or has been (i) a Sanctioned Person or owned or controlled by a Sanctioned Person, (ii) in violation of any Sanctions or Anti-Corruption Laws or subject to any pending enquiry, investigation or enforcement action in connection therewith, (iii) involved in any transactions, directly or indirectly, relating to or with entities located in Russia, Belarus or other countries included in the definition of “Sanctioned Person”, or (iv) deals in any property or interest in property blocked pursuant to any Sanctions laws.

(d)

No part of the proceeds of any Advance will be used intentionally by any Loan Party or any of its Subsidiaries (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (B) for the purpose of funding (including payments made to) or financing any activities, investments, business or transaction of or with any Person actually known to any Loan Party or to any of its Subsidiaries to be a Sanctioned Person, or (C) in any manner that would result in the violation of any Sanctions applicable to any Loan Party or any of its Subsidiaries.

(10) No Event of Default or Default. No Default or Event of Default has occurred and is continuing. No “default” or “event of default” has occurred and is continuing under the Existing Debt for Borrowed Money Documents.

(11) Corporate Structure. The corporate structure of the Loan Parties and their Subsidiaries is as set out in Schedule 6.01(11), which Schedule contains:

(a)	Complete Names: A complete and accurate list of the full and correct name of each Loan Party and each Subsidiary referenced in this Section.

(b)	Relevant Jurisdiction: The Relevant Jurisdictions for each Loan Party and each Subsidiary.

(12) Material Contracts and Material Licenses. Each Loan Party and each of its respective Subsidiaries is in compliance with all Material Contracts and Material Licenses, except such non- compliance which could not reasonably be expected to have a Material Adverse Effect.

(13) Financial Year End. Each Loan Party’s financial year end is December 31.

(14) Financial Information. All of the financial statements and the Cash Flow Forecast which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the Borrower and its Subsidiaries as of the dates referred to therein and have been prepared on a consolidated basis and in accordance with GAAP, except that, in the case of quarterly financial statements, notes to the statements and audit adjustments required by GAAP are not included. All other financial projections, including the Cash Flow Forecast, provided to the Agent and the Lenders as of the date prepared were based on reasonable assumptions and expectations and represent reasonable, good faith estimates.

(15) Debt. No Loan Party or any of its Subsidiaries has any Debt other than Permitted Debt. All Existing Debt for Borrowed Money has been disclosed in Schedule H.

(16) No Material Adverse Effect. Since the date of the Loan Application, other than the effects of tariffs and countermeasures, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations, assets or prospects which could reasonably be expected to have a Material Adverse Effect.

(17) Tax Residency. The Borrower is not a non-resident of Canada as defined in, and for the purposes of, the Tax Act.

(18) Environmental. Except as disclosed in Schedule 6.01(18), (a) no Loan Party or any of its Subsidiaries is subject to any civil or criminal proceeding relating to Requirements of Environmental Laws and is not aware of any investigation or threatened proceeding or investigation that, (b) each Loan Party and each of its Subsidiaries has all Material Licenses, registrations and other authorizations required by the Requirements of Environmental Laws for the operation of its business and the properties which it owns, leases or otherwise occupies, (c) each Loan Party and each of its Subsidiaries currently operates its business and its properties (whether owned, leased or otherwise occupied) in material compliance with all applicable Requirements of Environmental Laws, (d) no Hazardous Substances are stored or disposed of by any Loan Party or any of its Subsidiaries or otherwise used by any Loan Party or any of its Subsidiaries in violation of any applicable Requirements of Environmental Laws (including, without limitation, that there has been no Release of Hazardous Substances by any Loan Party or any of its Subsidiaries at, on or under any property now or previously owned or, to the knowledge of the Borrower, leased by any Loan Party or any of its Subsidiaries); and (e) to the knowledge of the Borrower, (i) all underground storage tanks now or previously located on any real property owned or leased by any Loan Party or any of its Subsidiaries have been operated, maintained and decommissioned or closed, as applicable, in material compliance with applicable Requirements of Environmental Law, and (ii) no real property or groundwater in, on or under any property now or previously owned or leased by any Loan Party or any of its Subsidiaries is or has been during such Loan Party’s or such Subsidiary’s ownership or occupation of such property contaminated by any Hazardous Substance, nor, to the best of its knowledge, is any such property named in any list of hazardous waste or contaminated sites maintained under the Requirements of Environmental Law.

(19) Canadian Benefit Plans, Canadian Pension Plans and Plans. The Canadian Benefit Plans and Canadian Pension Plans, if any, have been administered and maintained in accordance with the Tax Act and all other Applicable Law. There have been no improper withdrawals or applications of the assets of the Canadian Benefit Plans or Canadian Pension Plans. Each of the Canadian Benefit Plans and Canadian Pension Plans, if any, is funded in accordance with such Canadian Benefit Plans and Canadian Pension Plans and Applicable Law. The Plans, if any, have been administered and maintained in accordance with the US Revenue Code, ERISA and all other Applicable Law. No Loan Party or ERISA Affiliate has (i) any Unfunded Pension Liability with respect to any Plan, or (ii) incurred, or reasonably expected to incur, any (A) withdrawal liability under section 4201 of ERISA, or (B) any liability to the PBGC except for PBGC premiums not yet due or payable. Each of the Plans, if any, is funded in accordance with the terms of such Plans, the US Revenue Code, ERISA and all other Applicable Law.

(20) Full Disclosure. All written information provided or to be provided by or on behalf of any Loan Party to the Agent and the Lenders in connection with the Loan Application and the Loan Facility was or will be at the time prepared, to the best of its knowledge, true and correct in all material respects and none of the documentation furnished to the Agent and the Lenders by or on behalf of any Loan Party, to the best of its knowledge, omitted or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by it at the time made (and, to the best of its knowledge, any other Person who furnished such material on behalf of them).

(21) Solvency. Each Loan Party is, and after giving effect to the incurrence of each Advance will be, Solvent.

(22) Integrity. No Loan Party or any Subsidiaries of any Loan Party is an entity that promotes violence, incites hatred or discrimination on the basis of sex, gender, sexual orientation, race, ethnicity, religion, culture, region, education, age or mental or physical disability.

(23) Tax Evasion. Each Loan Party and each Loan Party’s Subsidiaries have never been convicted (unless overturned on appeal) of Tax Evasion.

(24) Insurance. The Loan Parties have insurance with reputable insurers, coverage of such types as is customary for its industry and location of its operations in accordance with prudent industry standards.

(25) Intellectual Property. The Loan Parties own or are licensed or otherwise have the right to use all Intellectual Property that is necessary for the operation of their business, to its knowledge, without conflict with the rights of any other Person except for those the failure to own or license which, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(26) No Broker. No broker’s fee or finder’s fee will be payable with respect to this Agreement or any of the transactions contemplated hereby.

(27) Investment Company Act. No US Loan Party, nor any of its Subsidiaries, is an “investment company”, or is “controlled” by an “investment company”, within the meaning of the US Investment Company Act of 1940, as amended. Neither the making of any Advance nor the application of the proceeds or repayment thereof by any Loan Party, nor the consummation of the other transactions contemplated hereby, will violate any provision of such Act or any rule, regulation or order of the US Securities and Exchange Commission thereunder.

6.02 Survival and Repetition of Representations and Warranties

The representations and warranties set out in Section 6.01 or any other Loan Document will survive the execution of this Agreement and all other Loan Documents until the payment in full of all Obligations and termination of the Unsecured Commitment and will be deemed to be repeated as of the date of each Advance and as of the date of each Compliance Certificate delivered pursuant to Section 7.02(3). The Borrower acknowledges that the Lenders have relied upon all representations and warranties in the making of each Advance and establishing the Loan Facility.

ARTICLE 7

COVENANTS

7.01 Positive Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Required Lenders, the Borrower will and will cause each Loan Party and its respective Subsidiaries to:

(1) Timely Payment. Make due and timely payment of the Obligations required to be paid by it hereunder and under each other Loan Document.

(2) Conduct of Business, Maintenance of Existence, Compliance with Laws. Carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice, except as otherwise permitted by Section 7.03(3); preserve, renew and keep in full force and effect its existence; take all reasonable action necessary to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business; and comply in all respects with all Applicable Law and Applicable Orders, including without limitation, Requirements of Environmental Law.

(3) Further Assurances. Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement, the other Loan Documents and as may be reasonably required by the Agent from time to time.

(4) Maintenance of Books and Records. Keep proper books of records and accounts in conformity with GAAP, its Organizational Documents and all Applicable Laws, of all dealings and transactions and assets on a current basis.

(5) Access to Information. From time to time upon reasonable notice and during normal business hours, permit representatives of the Agent and the Lenders to examine and take extracts from its financial books, accounts and records including, but not limited to, accounts and records stored in computer data banks and computer software systems, to visit and inspect its premises and properties and to discuss its financial affairs and its business with its senior officers and its auditors or other professional advisors (subject to any contractual restrictions regarding confidentiality).

(6) Payment of Taxes. Pay or discharge, or cause to be paid or discharged, before the same become delinquent all Taxes imposed upon it or upon its income or profits or in respect of its business or Property, prior to the date on which penalties attach thereto, and file all tax returns in respect thereof, except where any such obligations are being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records.

(7) Use of Loan Facility. Use the proceeds of each Advance under the Loan Facility only as contemplated by Section 2.02.

(8) Insurance. Maintain or cause to be maintained with reputable insurers, coverage of such types as is customary for its industry and location of its operations in accordance with prudent industry standards.

(9) Environmental Compliance. Operate its business in material compliance with all applicable Requirements of Environmental Laws and operate all Property owned, leased or otherwise occupied by it in accordance with all Requirements of Environmental Law. It will promptly notify the Agent, to the extent not disclosed as of the date hereof, upon (i) learning of the existence of Hazardous Substances located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in compliance with applicable Requirements of Environmental Law in all respects), or contained in the soil or water constituting such land and (ii) the occurrence of any release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land that is reportable under Applicable Law and which, in either case, is likely to result in liability under Requirements of Environmental Law.

(10) Material Contracts and Material Licenses. Perform and observe in all material respects all the terms and provisions of each Material Contract and Material License necessary to execute the Business Plan, maintain each such Material Contract and Material License in full force and effect, except, in any case, where the failure to do so, either individually or in the aggregate, could not be reasonably expected to have Material Adverse Effect.

(11) Canadian Pension Plans and Canadian Benefit Plans; Plans.

(a)

Administer and perform, in a timely fashion, all obligations to which the Borrower or any Subsidiary may become subject under the terms of such plans and all Applicable Law, including the Tax Act, in respect of its Canadian Pension Plans and Canadian Benefit Plans.

(b)	Make all required contributions, in a timely fashion, to the Canadian Pension Plans in accordance with Applicable Law.

(c)

Administer and perform, in a timely fashion, all obligations to which the Borrower and any Subsidiary may become subject under the terms of the Plans, the US Revenue Code, ERISA and all other Applicable Law in respect of the Plans.

(d)	Make all required contributions, in a timely fashion, to the Plans in accordance with the terms of the Plans, applicable Collective Agreements, US Revenue Code, ERISA and all other Applicable Law.

(12) Ranking. Ensure that the Obligations continue to rank at all times equally and pari passu with all other senior unsecured Debt of the Loan Parties.

(13) Guarantees. Ensure that each Subsidiary and each Affiliate of the Borrower that has guaranteed the obligations under the Senior Debt Facilities has provided a Guarantee.

(14) Collective Agreements. Perform and abide by all material obligations under and in respect of all Collective Agreements to which the Borrower, and each Subsidiary, is a party.

(15) Covenants for the Benefit of Canada. [Redacted: Commercially Sensitive Information]

(16) Sanctions. Maintain in effect and enforce policies and procedures designed to ensure compliance by itself, its Subsidiaries and their respective directors, officers, employees, brokers and agents with applicable Sanctions laws.

7.02 Reporting Requirements

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Required Lenders, the Borrower will cause to be prepared and delivered to the Agent:

(1) Annual Reports. As soon as available and in any event within 120 days after the end of each Fiscal Year of Pubco, the audited consolidated balance sheet of Pubco as at the end of such Fiscal Year and the related consolidated statements of income, retained earnings and cash flows for such Fiscal Year, setting forth in comparative form the figures as at the end of and for the previous Fiscal Year, accompanied by (i) management discussion and analysis in respect of Pubco and its Subsidiaries and (ii) an audit report of the Auditors, which report shall include an opinion of such Auditors which opinion shall not be qualified in any material respect (other than directly related to the effects of tariffs and countermeasures) and shall state that such financial statements were prepared in accordance with GAAP and that the audit by such Auditors in connection with such financial statements has been made in accordance with generally accepted auditing standards;

(2) Quarterly Reports. As soon as practicable and in any event within 60 days after the close of each Fiscal Quarter in each Fiscal Year of Pubco, the unaudited consolidated balance sheets of Pubco and the related consolidated statements of income, retained earnings and cash flows for such quarterly period and for the elapsed portion of the Fiscal Year ended with the last day of such quarterly period, setting forth, in each case, in comparative form, the figures for the corresponding periods of the previous Fiscal Year, subject to normal year-end auditing adjustments, accompanied by any management discussion and analysis in respect of Pubco and its Subsidiaries.

(3) Compliance Certificate. Concurrently with the delivery of the financial statements referred to in Sections 7.02(1) and 7.02(2) above, provide the Agent with a Compliance Certificate.

(4) Monthly Reporting. By the 10th calendar day of each month, provide the Agent with a report on the Borrower’s Liquidity as at the end of the immediately preceding month, together with applicable evidentiary support.

(5) Comparison Reporting. By the 20th calendar day following the end of each Fiscal Quarter, provide the Agent with (i) a comparison of the actual results as at the end of the immediately preceding Fiscal Quarter to the Cash Flow Forecast and (ii) an updated Cash Flow Forecast.

(6) [Reserved].

(7) 13-Week Cash Flow. If the Liquidity of the Borrower falls below $100,000,000 in any monthly report delivered pursuant to Section 7.02(4), thereafter provide the Agent weekly with a rolling 13 week cash flow forecast, which obligation shall continue until such time as a monthly report pursuant to Section 7.02(4) is delivered to the Agent evidencing Liquidity of the Borrower of $125,000,000 or greater.

(8) Management Letters. Upon request, promptly provide the Agent with copies of all “management letters” or other material letters submitted by its Auditors in connection with the audited financial statements described in Section 7.02(1) raising issues associated with the audit of the Loan Parties provided that the Agent shall have first executed such customary non-reliance or other comfort letters as may be reasonably required by the Auditors in respect thereof.

(9) Notice of Default or Event of Default. Promptly notify the Agent of any Default or Event of Default.

(10) Notice of Material Adverse Effect. Promptly notify the Agent of any condition (financial or otherwise), event or change in its or any other Loan Party’s business, liabilities, operations, results of operations, assets or prospects which could reasonably be expected to have a Material Adverse Effect.

(11) Notice of Litigation and Environmental Liability. Promptly notify the Agent of (i) the commencement of, or the occurrence or non-occurrence of any change or event relating to, any action, suit or proceeding or (ii) any current or potential liability relating to Requirements of Environmental Law, in each case that could reasonably be expected to have a Material Adverse Effect.

(12) Notice of Default under Existing Debt for Borrowed Money. Forthwith upon receipt, furnish to the Agent a copy of any notice of default, event of default or non-compliance which is executed by, sent or received by any Loan Party in connection with any Existing Debt for Borrowed Money.

(13) Senior Debt Documents. Forthwith upon delivery of any reporting required to be delivered pursuant to the terms of any Senior Debt Documents (other than reporting required under Section 5.2 of the ABL Credit Agreement), including any annual business plans or similar disclosure, furnish a copy thereof to the Agent except to the extent otherwise already provided herein pursuant to this Section 7.02.

(14) Other Information. Deliver to the Agent (i) such other information relating to the business, liabilities, operations, results of operations, assets or prospects of the Loan Parties and compliance by the Loan Parties with their obligations under the Loan Documents as the Agent, on behalf of the Lenders, may reasonably request from time to time and (ii) such other materials as agreed to by the Lenders and the Borrower from time to time.

7.03 Negative Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Required Lenders, the Borrower will not and will ensure that each other Loan Party and its respective Subsidiaries will not:

(1) Use of Proceeds. Use or permit the use of the proceeds of any Advance as follows:

(i)	to repay any principal amount of or otherwise repay or refinance any Existing Debt, including, for certainty, any Debt owing to a Related Person (other than another Loan Party);

(ii)

to provide Financial Assistance to any other Person other than a Canadian or United States Subsidiary and for which the intended use is consistent with the Business Plan, so long as such Subsidiary has provided a Guarantee in accordance with Section 7.01(13);

(iii)

to transfer any proceeds outside of Canada for any purpose (except for (A) ordinary course purchases of goods and services on Arm’s Length commercial terms in connection with the operation of the Borrower’s business in the ordinary course, (B) payment of United States tariffs and (C) amounts transferred to United States Subsidiaries, so long as such Subsidiary has provided a Guarantee in accordance with Section 7.01(13), and which, in each case (A), (B) and (C) are consistent with the Business Plan);

(iv)	to make any payments with respect to or otherwise invest in any existing or new capital projects, except for those consistent with the Business Plan; or

(v)	to make any Acquisition.

(2) Transfers Outside Canada. Transfer, assign or convey, in one or a series of transactions, in any manner, any equipment, assets, employees, production lines or business operations of any Loan Party located in Canada as at the date of the Loan Application to a location outside of Canada, except in a manner consistent with the Business Plan.

(3) Fundamental Changes. Enter into any corporate (or other analogous) transaction (or series of transactions), whether by way of arrangement, reorganization, consolidation, liquidation, amalgamation, merger or otherwise whereby all or substantially all of its undertaking and assets would become the property of any other Person or, in the case of any amalgamation, the property of the continuing corporation resulting from the amalgamation, or sell, lease or dispose of all or substantially all its assets, except for such transactions as are among (i) Loan Parties other than the Borrower, and (ii) Loan Parties and any Subsidiaries where a Loan Party is the surviving entity or where all of such assets are transferred to such Loan Party, if at the time of and immediately after giving effect to such transaction, (a) no Event of Default has occurred and be continuing, and (b) such Loan Party delivers such documents to the Agent as may be required by the Agent to confirm all of its Obligations under the Loan Documents and such other certificates and opinions as may be required by the Agent.

(4) No Debt. Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt; provided that, at the time of the incurrence of any Permitted Debt and after giving effect to the incurrence of any Permitted Debt and the use of the proceeds thereof, no Default or Event of Default shall have occurred and be continuing or would result therefrom.

(5) [Reserved].

(6) No Distributions. Make or permit any Distributions, other than Permitted Distributions (subject to the restriction on use of proceeds of Advances set out in Section 7.03(1)); provided that, no Distributions shall be paid by the Loan Parties if a Default or an Event of Default has occurred and is continuing or if the making of any such Distribution would cause a Default or Event of Default to occur.

(7) Amendments to Organizational Documents. Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of any of the Lenders under the Loan Documents.

(8) [Reserved].

(9) Repayment of Debt. Make any payments with respect to any Debt, other than, in the case of Arm’s Length Debt only and subject to the Applicable Intercreditor Agreement: (i) mandatory or scheduled amortization and other mandatory principal payments of Existing Debt in accordance with the terms of the Existing Debt Documents evidencing such Debt as in effect on the Closing Date (or documents entered into in accordance with a Permitted Refinancing thereof), subject to the restriction on use of proceeds of Advances set out in Section 7.03(1), (ii) payments of interest in accordance with the terms of the relevant Existing Debt Document evidencing such Debt as in effect on the Closing Date (or documents entered into in accordance with a Permitted Refinancing thereof) (other than interest that has the option of being paid in kind, which the applicable Loan Party or Subsidiary shall elect) and (iii) any Permitted Refinancing of Existing Debt.

(10) Amendments to and Replacements of Existing Debt Documents. Consent to any amendment, replacement, restatement or other change to any Existing Debt Documents unless (i) such Existing Debt Documents (or any amendments related thereto) shall continue to permit the incurrence and repayment of the Obligations of the Loan Parties and the Subsidiaries hereunder and (ii) such amendment, replacement, restatement or other change does not have the effect of, except as may be permitted by the Senior Debt Documents in effect as of the Closing Date (a) increasing the interest rate or fees due thereunder by more than 2%, (b) increasing the principal amount thereunder or (c) reducing the maturity date thereof and (iii) is in accordance with the terms of any Applicable Intercreditor Agreement or Subordination Agreement (if any).

(11) No Acquisitions or Investments. Make any Acquisitions or investments other than (i) Acquisitions or investments paid for solely by proceeds of Equity Interests and provided that any acquired entity is not merged, amalgamated or otherwise combined with the Borrower or any Loan Party except as set out in 7.03(3), (ii) Acquisitions or investments consistent with the Business Plan and inclusive of associated, ancillary and supporting infrastructure, utilities, and systems and any related facilities necessary for its operation or any entities that hold such investments, in each case subject to the restriction on use of proceeds of Advances set out in Section 7.03(1) and (iii) investments between Loan Parties.

(12) No Material Deviations from Business Plan. Make or initiate any change to its business or operations that would result in a material deviation from the Business Plan except as reflected in a revised version of the Business Plan (and if applicable, the Cash Flow Forecast) that has received prior written approval by the Agent, acting reasonably. For greater certainty, the Borrower shall not amend, modify, supplement, replace or otherwise revise the Business Plan in any material respect without the prior written consent of the Agent, acting reasonably. Any proposed revision to the Business Plan (and, if applicable, the Cash Flow Forecast) shall be prepared by the Borrower’s management in good faith, based on assumptions believed by management to be reasonable and on a basis consistent with the then-current operating circumstances and prospects for continuing as a going concern in a tariff and countermeasure economic environment.

(13) Sanctions.

(a)

Engage in any activity or transaction that violates any of the applicable prohibitions set forth in any Anti-Corruption Laws or Sanctions laws or that would give rise to any violation of such prohibitions by any party to this Agreement. Notwithstanding any other provision of this section, no Canadian Loan Party shall be required to comply with any Sanctions, or shall be restricted from engaging in any transaction, in each case, to the extent that such compliance or restriction would breach the Foreign Extraterritorial Measures Act (Canada).

(b)	Use any funding or proceeds from this Agreement in connection with any:

(i)	transaction relating directly or indirectly to any Sanctioned Person;

(ii)	supply, export, import, purchase or transport, or any related technical or financial assistance, of products or technology, that is prohibited under any Sanctions laws; and

(iii)	investments or any related financial services which are restricted or prohibited under any Sanctions laws.

(c)

(i) repay or prepay any Advance under this Agreement or any part thereof from funds or assets that constitute property of, or that are beneficially owned directly or indirectly by, any Sanctioned Person or (ii) fund all or any part of any payment under this Agreement out of proceeds derived from transactions that violate the prohibitions set forth in any Sanctions laws.

(d)

Permit any Sanctioned Person to have any direct or indirect interest in the Borrower or any other Loan Party or obtain or allow to continue any direct or indirect interest by the Borrower or any other Loan Party in any Sanctioned Person.

7.04 Incorporated Covenants.

Each of Section 5.10 (Disclosure Updates), Section 5.13 (Lender Calls), Section 5.15 (OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws), Section 6.4 (Disposal of Assets), Section 6.5 (Nature of Business), Section 6.8 (Accounting Methods/End of Fiscal Year), Section 6.10 (Transactions with Affiliates), Section 6.13 (Parent as Holding Company) and Article 7 (Financial Covenant) of the Secured Loan Agreement are hereby incorporated by reference into this Agreement, mutatis mutandis, and are made by the Borrower to and in favour of the Agent and the Lenders hereunder.

ARTICLE 8

DEFAULT

8.01 Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) will constitute a default under this Agreement:

(1) if the Borrower fails to pay any amount of principal of any Advance when due; or

(2) if the Borrower fails to pay any interest or fees or other Obligation (other than any principal amount) when due and such non-payment continues for a period of three (3) Business Days; or

(3) if any Loan Party or its Subsidiaries fails to observe or perform any covenant in Sections 7.02(9), 7.02(12), 7.02(13), 7.03 or 7.04; or

(4) Pubco fails to issue common shares when required under the Warrant Agreement or otherwise breaches any of its obligations thereunder; or

(5) if any Loan Party or its Subsidiaries fail to observe or perform any of the positive covenants in Section 7.01 or the reporting covenants in Section 7.02 (other than Sections 7.02(9), 7.02(12) and 7.02(13)) and, only to the extent capable of being remedied, the applicable Loan Party or Subsidiary fails to remedy such default within the earlier of five (5) days from the date (i) the applicable Loan Party or Subsidiary becomes aware of such default or (ii) the Agent delivers written notice of the default to the Borrower; or

(6) if any Loan Party or any of its Subsidiaries neglects to observe or perform any covenant or obligation in this Agreement, in the Loan Program Agreement or in any other Loan Document on its part to be observed or performed (other than, in each case, a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 8.01) and in each case to the extent such default is capable of being remedied, the applicable Loan Party or Subsidiary fails to remedy such default within the earlier of ten (10) days from the date (i) such Loan Party or Subsidiary becomes aware of such default or (ii) the Agent delivers written notice of the default to the Borrower; or

(7) if any information, representation or warranty made by any Loan Party in this Agreement, any Loan Document or in any certificate or other document at any time delivered (or deemed to be delivered) hereunder to the Agent or any Lender proves to have been incorrect or misleading in any respect on and as of the date it was made or was deemed to be made, except to the extent that any such representation and warranty relates specifically to an earlier date in which case they are true and correct as of such earlier date; or

(8) if any Loan Party ceases or threatens to cease to carry on business generally except as permitted by this Agreement, or admits its inability or fails to pay its debts generally; or

(9) if any “Event of Default” as defined in the Secured Loan Agreement occurs; or

(10) if any Loan Party (i) fails to make any payment when such payment is due and payable in relation to the Ontario Credit Facilities or the Senior Debt Facilities; or (ii) fails to make any payment when such payment is due and payable to any Person in relation to any Debt (other than the Obligations) that in the aggregate principal amount then outstanding is in excess of $50,000,000; or (iii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto and such default or other condition has not been remedied within any applicable grace period, or any other event occurs or condition exists, the effect of which default or other condition, if not remedied within any applicable grace period, would be to cause, or to permit the holder of such Debt then to declare, such Debt to become due prior to its stated maturity date; or

(11) if any Loan Party denies its obligations under any Loan Document or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or

(12) if any of the Loan Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation, by Governmental Authority or by order or judgment of a court of competent jurisdiction, and the applicable Loan Party does not, within ten (10) Business Days of receipt from the Agent of notice of such Loan Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution, replace such Loan Document with a new agreement that is in form and substance satisfactory to the Required Lenders or amend such Loan Document in order to address such unenforceability, unlawfulness or change; or

(13) if a decree or order of a court of competent jurisdiction is entered adjudging any Loan Party or any Subsidiary a bankrupt or insolvent or approving as properly filed an application or petition seeking the winding-up of any Loan Party or any of its Subsidiaries under any Insolvency Legislation or issuing sequestration or process of execution against any substantial part of the assets of any Loan Party or any of its Subsidiaries or ordering the winding-up or liquidation of its affairs; or

(14) if any Loan Party or any of its Subsidiaries becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal or seeks relief under any Insolvency Legislation, is adjudged bankrupt, files an application, petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrate or other Person with similar powers of itself or of all or any substantial portion of its assets, or files an application, petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such an application or petition; or

(15) if any proceeding or filing is instituted or made against any Loan Party or any of its Subsidiaries seeking to have an order for relief entered against such Subsidiary as debtor under, or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition under, any Insolvency Legislation, or seeking appointment of a receiver, trustee, custodian or other similar official for any Loan Party or any of its Subsidiaries or for any substantial part of its properties or assets, unless the proceeding or filing is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or indefinitely stayed within 30 days of its institution; or

(16) if a lienholder takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of the Loan Parties or any of their respective Subsidiaries; or

(17) if one or more judgments, orders, or awards for the payment of money involving an aggregate amount of $50,000,000, or more (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered against a Loan Party or any of its Subsidiaries, and either (a) there is a period of sixty consecutive days at any time after the entry of any such judgment, order, or award during which (i) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (ii) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award; or

(18) if a Change of Control occurs; or

(19) except as permitted by Section 7.03(3), if any proceeding is commenced for the dissolution, liquidation or winding-up of any Loan Party or any Subsidiary, or for the suspension of the operations of any Loan Party or any of its Subsidiaries, unless such proceeding is being actively and diligently contested in good faith by appropriate and timely proceedings and is dismissed, vacated or indefinitely stayed within 30 days of its commencement; or

(20) if the common shares of Pubco cease to be listed for trading on the TSX or the NASDAQ (for certainty, not including in connection with a customary trading halt for the dissemination of news) or any equivalent replacement exchange that is considered to be a “National Securities Exchange” (as defined under the Warrant Agreement), or any order is made by any Governmental Authority in relation to Pubco, or there is any change of law, or the interpretation or administration thereof, in each such case, which in the reasonable opinion of the Agent, operates to prevent or materially restrict the trading of the common shares of Pubco on the TSX or the NASDAQ, or to prevent or materially restrict the issuance, trading or listing on the TSX or the NASDAQ of the common shares issuable upon exercise of the Warrants.

8.02 Acceleration and Enforcement

If any Event of Default occurs and is continuing, the Lenders will have no further obligation to make Advances to the Borrower and the outstanding principal amount of all Advances and all other Obligations will, upon demand made by the Agent, at the option of the Required Lenders, become immediately due and payable with interest thereon at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Loan Party, and the Loan Facility will be terminated; provided, if any Event of Default described in Section 8.01(13) through 8.01(15) occurs, the Loan Facility (if not theretofore terminated) will automatically terminate and the outstanding principal amount of all Advances and all other Obligations will automatically be and become immediately due and payable, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Loan Party. In such event, either the Lenders or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Loan Party authorized or permitted by law for the recovery of all the Obligations and no such remedy for the enforcement of the rights of the Lenders will be exclusive of or dependent on any other remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

8.03 Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Loan Document or other instrument executed pursuant to this Agreement will not be deemed to be a waiver of or alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by the Agent or the Lenders of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein or in any other Loan Document and any indulgence granted, by the Agent or the Lenders will not be established by conduct, custom or course of dealing and will occur, if applicable, solely by an instrument in writing duly executed by the Agent or the Lenders, as applicable.

8.04 Termination of Lenders’ Obligations

The occurrence of an Event of Default that has not been waived by the Lenders will relieve the Lenders of all obligations to provide any further Advances hereunder.

8.05 Perform Obligations

If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any covenant or agreement in the Loan Documents, the Required Lenders, may, but will be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenant or agreement in any manner deemed fit by the Required Lenders without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing will be included as an Obligation.

8.06 Third Parties

No Person dealing with the Lenders or any agent of the Lenders will be concerned to inquire whether the powers which the Lenders or the Agent are purporting to exercise have been exercisable.

8.07 Application of Payments

From and after the occurrence of an Event of Default which is continuing, all payments made by the Loan Parties hereunder or other any other Loan Document shall be applied to amounts due under the Obligations in the priority determined by the Required Lenders in their sole discretion.

ARTICLE 9

COSTS, EXPENSES AND INDEMNIFICATION

9.01 Costs and Expenses

The Borrower will pay promptly upon notice from the Agent all reasonable out-of- pocket costs and expenses of the Agent and the Lenders in connection with the preparation, execution and delivery of this Agreement and the other documents to be delivered hereunder, whether or not any Advance has been made hereunder, including without limitation, the reasonable fees and out-of- pocket expenses of Lenders’ Counsel with respect thereto and with respect to advising the Agent or the Lenders as to its or their rights and responsibilities under this Agreement and the other Loan Documents to be delivered hereunder. The Borrower further agrees to pay all reasonable out-of-pocket costs and expenses of the Agent (and, in case of clauses (iv) and (v) below, the Lenders, provided, however, that only the fees and expenses of Lenders’ Counsel and no other counsel will be paid) in connection with (i) the preparation or review of waivers, consents and amendments requested by the Borrower, (ii) questions relating to the administration or interpretation of this Agreement and the other Loan Documents, (iii) the establishment of the validity and enforceability of this Agreement, (iv) the preservation or enforcement of rights of the Agent and the Lenders under this Agreement and other Loan Documents to be delivered hereunder, and (v) the exercise of any right or remedy of any nature or kind contained herein or in any Loan Document, including, without limitation, all reasonable costs and expenses sustained by each Lender or the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder.

9.02 Indemnification by the Loan Parties

(1) Each of the Loan Parties shall indemnify the Lenders and the Agent and each Related Person of the Lenders or the Agent (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, suffered or incurred by any Indemnitee or asserted against any Indemnitee by any third party or by such Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non- performance by the Loan Parties of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom, or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Loan Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the negligence, criminal acts or omissions or wilful misconduct of such Indemnitee or (y) result from a claim brought by any Loan Party or another Indemnitee against an Indemnitee for breach of such Indemnitee’s obligations hereunder or under any other Loan Document, if such Loan Party has obtained a final and non-appealable judgment in its favour relating to such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Section 9.01 or 11.01 or in respect of Taxes.

(2) A certificate of a Lender or the Agent as to the amount of any such loss or expense will be prima facie evidence as to the amount thereof, in the absence of manifest error. The agreements in this Section will survive the termination of this Agreement and repayment of the Obligations.

9.03 Specific Environmental Indemnification

The Borrower will defend and indemnify each Lender and the Agent (and each of their Related Persons) and hold each of them harmless at all times from and against any and all costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable out-of-pocket costs or expenses for preparing any necessary environmental assessment report or other such other reports) by a third party against any Lender or the Agent (and each of their Related Persons) or any of them related to or as a result of (i) any release, deposit, discharge, or disposal of any Hazardous Substance in connection with the property or business of the Loan Parties; and (ii) the remedial actions (if any) taken by the Agent on behalf of the Lenders, in respect of such release, deposit, discharge or disposal; or (iii) a failure by any Loan Party to comply with Requirements of Environmental Law. The Borrower will have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by the Borrower and approved by the party named in such legal action or claim whether it be the Lenders or the Agent, or any of them, acting reasonably, provided that, if, in the opinion of the Lenders or the Agent, or any of them, as the case may be, the interests of the Lenders or the Agent or any of them are different from those of the Borrower in connection with such legal action or claim, the Lenders or the Agent, or any of them, will have the sole right, at the Borrower’s expense, to defend their own interests, provided that any settlement of such legal action or claim will be on terms and conditions approved by the Borrower, acting reasonably. If the Borrower does not defend the legal action or claim, the Agent and the Lenders will have the right to do so on their own behalf and on behalf of the Borrower, as the case may be, at the expense of the Borrower. The defence and indemnity obligations contained throughout this Agreement will survive the termination of this Agreement and repayment of the Obligations.

9.04 Limitation of Liability

(1) A Lender’s liability to the Loan Parties under this Agreement shall be strictly limited to its obligation to make Advances to the Borrower under the Loan Facility on the terms and conditions set out in this Agreement.

(2) To the fullest extent permitted by Applicable Laws, no Loan Party shall assert, and hereby waives, any claim against each Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, provided such information or materials are distributed by such Indemnitee in accordance with the provisions of this Agreement or any other Loan Document.

ARTICLE 10

THE AGENT AND THE LENDERS

10.01 Appointment

The Lenders hereby appoint the Agent to act as their agent as herein specified and, except as may be specifically provided to the contrary herein, each of the Lenders hereby irrevocably authorizes the Agent, as the agent of such Lender, to enter into on its behalf and thereafter take such action on its behalf under or in connection with the Loan Documents and to exercise such powers thereunder as are delegated to the Agent by the terms thereof and such other powers as are reasonably incidental thereto which it may be necessary for the Agent to exercise in order that the provisions of the Loan Documents are carried out. The Agent may perform any of its duties under the Loan Documents by or through its agents and may, without limiting the foregoing, delegate its duties to an Affiliate or a Subsidiary. The Borrower will not be concerned to inquire whether the powers which the Agent is purporting to exercise have become exercisable or otherwise as to the propriety or regularity of any other action on the part of the Agent, and accordingly, insofar as the Borrower is concerned, the Agent will for all purposes hereof be deemed to have authority from the Lenders to exercise the powers and take the actions which are in fact exercised and taken by it.

10.02 Indemnity from Lenders

(1) The Lenders agree, based on their Proportionate Share, to indemnify the Agent (to the extent that the Agent is not promptly reimbursed by the Borrower on demand) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Agent in its capacity as agent hereunder which in any way relate to or arise out of the Loan Documents or any action taken or omitted by the Agent under the Loan Documents; provided that, no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements which result from the Agent’s gross negligence or wilful misconduct. Without limitation and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand for its Proportionate Share of out- of-pocket expenses (including the fees and disbursements of counsel) incurred by the Agent in connection with the preparation of the Loan Documents and the determination or preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrower on demand.

(2) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, neither the Agent nor the Lenders shall be liable under any circumstances whatsoever for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages of any Person.

10.03 Exculpation

The Agent will have no duties or responsibilities except those expressly set forth in the Loan Documents. Neither the Agent (in its capacity as Agent and not as a Lender) nor any of its officers, directors, employees or agents will be liable for any action taken or omitted to be taken under or in connection with the Loan Documents, unless such act or omission constitutes gross negligence or wilful misconduct. The duties of the Agent will be mechanical and administrative in nature; the Agent will not have by reason of the Loan Documents a fiduciary relationship with any Lender and nothing in the Loan Documents, express or implied, is intended to or will be construed as to impose upon the Agent any obligation except as expressly set forth therein. None of the Lenders will have any duties or responsibilities to any of the other Lenders except as expressly set forth in the Loan Documents. The Agent will not be responsible for any recitals, statements, representations or warranties in any of the Loan Documents or which may be contained in any other document subsequently received by the Agent or the Lenders from or on behalf of any Loan Party or for the authorization, execution, effectiveness, genuineness, validity or enforceability of any of the Loan Documents, and will not be required to make any inquiry concerning the performance or observance by any Loan Party of any of the terms, provisions or conditions of any of the Loan Documents. Each of the Lenders severally represents and warrants to the Agent that it has made and will continue to make such independent investigation of the financial condition and affairs of the Loan Parties as such Lender deems appropriate in connection with its entering into of any of the Loan Documents and the making and continuance of any Advance hereunder, that such Lender has and will continue to make its own appraisal of the creditworthiness of the Loan Parties and that such Lender has not relied upon any information provided to such Lender by the Agent in connection with such investigation and appraisal.

10.04 Reliance on Information

The Agent will be entitled to rely upon any writing, notice, statement, certificate, facsimile, email, telex or other document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to the Loan Documents and its duties thereunder, upon the advice of counsel selected by it.

10.05 Knowledge and Required Action

The Agent will not be deemed to have knowledge or notice of the occurrence of any Event of Default or Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrower specifying such Event of Default or Default and stating that such notice is given pursuant to this Agreement. In the event that the Agent receives such a notice, it will give prompt notice thereof to the Lenders. The Agent will also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent will, subject to Section 10.06, take such action with respect to such Event of Default or Default as is directed by the Lenders in accordance with this Article 10, provided that, unless and until the Agent has received such direction, the Agent may, but will not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default or Default as it deems advisable in the best interest of the Lenders; and provided further that the Agent, in any case, will not be required to take any such action which it determines to be contrary to the Loan Documents or to any Applicable Law.

10.06 Request for Instructions

The Agent may, at any time, request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Loan Documents, the Agent is permitted or required to take or to grant, and the Agent will be absolutely entitled to refrain from taking any such action or to withhold any such approval and will not be under any liability whatsoever as a result thereof until it has received such instructions from the Lenders. No Lender will have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Loan Documents in accordance with instructions from the Lenders. The Agent will in all cases be fully justified in failing or refusing to take or continue any action under the Loan Documents unless it has received further instructions from the Lenders, together with assurances to its satisfaction from the Lenders of their indemnification obligations under Section 10.02 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it is secured in respect thereof as it may deem appropriate.

10.07 The Agent Individually

With respect to the Advances made available by the Agent and the Loan Documents to which it is a party and its acting as a Lender, the Agent will have the same rights and powers hereunder as any other Lender and may exercise such rights and powers as though it were not the Agent, and the term “Lenders” will, unless the context clearly otherwise indicates, include the Agent in its individual capacity. It is understood and agreed by all of the Lenders that the Agent, either directly or through its Affiliates, from time to time may generally engage in other related and ancillary businesses with the Loan Parties and their Affiliates otherwise than as a Lender under the Loan Documents and may continue to do so as if the Agent were not the Agent under the Loan Documents and will have no duty to account to any of the Lenders with respect to any such dealings.

10.08 Resignation and Termination

If at any time the Agent deems it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrower written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article, such resignation or termination to be effective upon the date of the appointment by the Required Lenders of a successor which will assume all of the rights, powers, privileges and duties of the Agent hereunder, which appointment will be promptly made from among the remaining Lenders and written notice thereof will be given to the Borrower concurrently with such appointment. If no appointment of a successor Agent has been made by the Required Lenders and approved by the Borrower, acting reasonably, within 30 days (which approval shall not be required if a Default or Event of Default has occurred and is continuing), the resigning Agent may make such appointment from among the remaining Lenders on behalf of the Lenders, subject to such Lender agreeing to act as Agent, and will forthwith give notice of such appointment to the Lenders and the Borrower.

10.09 Actions by Lenders

(1) Any consent, approval (including, without limitation, any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders under any of the Loan Documents may be obtained by an instrument in writing signed in one or more counterparts by the Required Lenders, or where required by Section 10.09(2) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile or electronically).

(2) Notwithstanding Section 10.09(1), without the consent of all the Lenders, the Agent may not take the following actions:

(a)

amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Loan Facility, reduce the fees or interest rates payable with respect to the Loan Facility (other than fees payable only to the Initial Lender pursuant to the Fee Letter which shall require only the consent of the Initial Lender), extend any date fixed for payment of principal or interest relating to the Loan Facility, extend the Maturity Date of the Loan Facility, change the currency of Advances available or the notice periods relating thereto, or change the definition of Required Lenders;

(b)

release any Guarantees other than (i) concurrently with a release of any guarantee provided by such Guarantor with respect to any Senior Debt Facility or (ii) as may be required in order to give effect to a transaction that is permitted hereunder;

(c)	amend this Section 10.09; or

(d)	amend Article 5.

(3) An instrument in writing from the Required Lenders or, where applicable, all of the Lenders as provided for in this Section 10.09 (any such instrument in writing being an “Approval Instrument”) will be binding upon all of the Lenders. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent will be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Loan Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Required Lenders or all of the Lenders, as the case may be, in any Approval Instrument; provided that, no Approval Instrument shall amend, modify or otherwise affect the rights or duties of the Agent or the Lenders, as the case may be.

(4) The Agent may, without the consent of any Lender or any Loan Party, make amendments to the Loan Documents that are for the sole purpose of curing any ambiguity, defect or inconsistency that is clerical or not material, but shall promptly notify the Lenders and the Borrower if it does so.

10.10 Provisions for Benefit of Lenders Only

The provisions of this Article 10, other than Sections 10.08 and 10.10 and the last sentence of Section 10.01 relating to the rights and obligations of the Lenders and the Agent inter se will be operative as between the Lenders and the Agent only, and the Loan Parties will not have any rights under or be entitled to rely for any purposes upon such provisions.

10.11 Payments by Agent

(1) For greater certainty, the following provisions will apply to any and all payments made by the Agent to the Lenders hereunder:

(a)

the Agent will be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

(b)

if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, then the Agent will have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent;

(c)

the Agent, acting reasonably and in good faith, will, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination will, in the absence of manifest error, be binding and conclusive;

(d)	upon request, the Agent will deliver a statement detailing any of the payments to the Lenders referred to herein; and

(e)

all payments by the Agent to a Lender hereunder will be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment Agreement, unless notice to the contrary has previously been received by the Agent from such Lender.

10.12 Direct Payments

The Lenders agree among themselves that, except as otherwise provided for in this Agreement, all sums received by a Lender relating to this Agreement will be shared by each Lender in its Proportionate Share and each Lender undertakes to do all such things as may be reasonably required to give full effect to this Section, including without limitation, the purchase from other Lenders of a portion thereof by the Lender who has received an amount in excess of its Proportionate Share as will be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender will restore its Proportionate Share of such sum to such Lenders, without interest. If any Lender (a “Receiving Lender”) will obtain any payment of moneys due under this Agreement as referred to above, the Receiving Lender will forthwith remit such payment to the Agent and, upon receipt, the Agent will distribute such payment in accordance with the provisions hereof.

10.13 Acknowledgements, Representations and Covenants of Lenders

(1) It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Loan Parties. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Loan Parties under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Loan Parties.

(2) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing.

(3) Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such document.

(4) Each Lender will respond promptly to each request by the Agent for the consent of such Lender required hereunder.

10.14 Rights of Agent

(1) In administering the Loan Facility, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith, after consultation with the Lenders.

(2) The Agent will be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and will be entitled to rely and will be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation or warranty made by the Borrower is true and that no Event of Default or Default has occurred unless the officers or employees of the Agent, acting in their capacity as officers or employees responsible for the Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement in accordance with Section 10.05.

(3) Except in its own right as a Lender, the Agent will not be required to advance its own funds for any purpose, and in particular, will not be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

10.15 Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but by the Agent upon the decision of the Required Lenders or all of the Lenders as required by this Agreement. Accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action will be taken only by the Agent with the prior written agreement of the Required Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given by the Required Lenders or all of the Lenders, as required, it will co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

ARTICLE 11

INCREASED COSTS AND TAXES

11.01 Increased Costs

(1) If any Change in Applicable Laws shall:

(a)

impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b)

subject any Recipient to any Taxes (other than (A) Indemnified Taxes and (B) Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(c)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender;

and the result of any of the foregoing shall be to increase the cost to any Lender of making or maintaining any Advances (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by any Lender hereunder (whether of principal, interest or any other amount), then, upon request of such Lender, and subject to such Lender providing the certificate referred to in Section 11.01(3), the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(2) If any Lender determines that any Change in Applicable Laws affecting such Lender regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital as a consequence of this Agreement, the Unsecured Commitments of such Lender or the Advances made by such Lender to a level below that which the Lender would have achieved but for such Change in Applicable Laws (taking into consideration the Lender’s policies with respect to capital adequacy), then from time to time and subject to such Lender providing the certificate referred to in Section 11.01(3), the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for any such reduction suffered.

(3) A certificate of a Lender delivered to the Borrower setting forth the amount or amounts necessary to compensate such Lender as specified in subsections 11.01(1) and (2) (“Additional Compensation”), including a description of the event by reason of which it believes it is entitled to such compensation, and supplying reasonable supporting evidence (including, in the event of a Change in Applicable Laws, a photocopy of the Applicable Laws evidencing such change) and reasonable detail of the basis of calculation of the amount or amounts, shall be conclusive evidence of such Lender’s entitlement to such compensation and the amount thereof, absent manifest error. The Borrower shall pay the applicable Lender the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof. In the event the applicable Lender subsequently recovers all or part of the Additional Compensation paid by the Borrower, it shall promptly repay an equal amount to the Borrower. The obligation to pay such Additional Compensation for subsequent periods will continue until the earlier of change in capital requirement or the lapse or cessation of the Change in Applicable Laws giving rise to the initial Additional Compensation. The affected Lender shall make reasonable efforts to limit the incidence of any such Additional Compensation and seek recovery for the account of the Borrower upon the Borrower’s request at the Borrower’s expense, provided such Lender in its reasonable determination suffers no appreciable economic, legal or regulatory disadvantage and provided that the affected Lender shall not be required to make available its tax returns (or any other information that it deems confidential) to the Borrower or any other Person or to arrange its affairs in any particular manner.

(4) Failure or delay on the part of a Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate the applicable Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that the Lender notifies the Borrower of the Change in Applicable Laws giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor, unless the Change in Applicable Laws giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

11.02 Taxes

(1) All payments by or on account of any obligation of a Loan Party hereunder or under any other Loan Document (in respect of principal, interest or otherwise) shall be made in full without set off or counterclaim, and free of and without deduction or withholding for any present or future Taxes, other than as required by Applicable Laws or administrative practice or policy of any applicable taxing authority. If any Loan Party is required by Applicable Law or administrative practice or policy of any applicable taxing authority to deduct or withhold any Indemnified Taxes in respect of any payment by or on account of any obligation of a Loan Party hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Loan Party when payable as necessary so that after making or allowing for all required withholding and deductions (including withholding and deductions of Indemnified Taxes applicable to additional sums payable under this Section 11.02) the Lenders receive an amount equal to the sum that would have been received had no such deductions or withholdings been required, (ii) the Loan Party shall make any such deductions or withholdings required to be made by it under Applicable Laws and (iii) the Loan Party shall timely pay the full amount required to be deducted or withheld to the relevant Governmental Authority in accordance with Applicable Laws.

(2) Without limiting (or duplication of) the provisions of subsection 11.02(1) above, the Loan Parties shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law, provided, however, that such Loan Party will not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof is being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records.

(3) Without duplication of the provisions of subsections 11.02(1) and 11.02(2) above, the Loan Parties shall, jointly and severally, indemnify the Lenders within thirty (30) days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 11.02) paid or payable by the Lenders, or required to be withheld or deducted from a payment to such Lender, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto that are attributable to any payments by or on account of any obligation of a Loan Party hereunder or under any other Loan Document (in respect of principal, interest or otherwise), whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority (other than Indemnified Taxes and amounts payable under this Section 11.02 that a court of competent jurisdiction finally determines to have resulted from the gross negligence or wilful misconduct of the applicable Lender). A certificate as to the amount of such payment or liability delivered to the Borrower by the Agent or the Lenders, including a description of the event by reason of which it believes it is entitled to such indemnification, and supplying reasonable supporting evidence and reasonable detail of the basis of calculation of the amount or amounts, shall be conclusive, absent manifest error.

(4) As soon as practicable after any payment of Indemnified Taxes by a Loan Party to a Governmental Authority, the Loan Party shall deliver to the Agent and the Lenders the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent and the Lenders.

(5) The Lender shall deliver to the applicable Loan Party (with a copy to the Agent), before the applicable payment by or on account of any obligation of a Loan Party hereunder or under any other Loan Document (in respect of principal, interest or otherwise) is due or otherwise within the time reasonably requested by the applicable Loan Party, any form or document that may be reasonably requested in writing by the applicable Loan Party or that may reasonably be required under the laws of the jurisdiction in which the applicable Loan Party is located or any treaty to which such jurisdiction is a party, to allow such applicable Loan Party to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (including in respect of any Participant to which such Lender has granted a participation in accordance with Section 12.01), provided that the Lender (or the applicable Participant) is legally entitled to complete, execute and deliver such documentation and in the Lender’s reasonable judgment such completion, execution or submission would not be in contravention of Applicable Laws, subject the Lender to any material unreimbursed cost or expense, or materially prejudice the Tax or commercial position of the Lender (or applicable Participant). Each Lender shall provide (and shall obtain from each Participant to which such Lender granted a participation in accordance with Section 12.01), to the extent such Lender is legally able to do so, new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and promptly notify the Borrower and the Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(6) If any Person that has received a payment of additional sums or other amounts payable under this Section 11.02 determines, solely, in its reasonable discretion, that it has received (or is entitled to) a refund in respect of any Indemnified Taxes in respect of which a Loan Party has paid additional sums or other amounts under this Section 11.02, such Person shall promptly pay over an amount equal to such refund to the Borrower on behalf of the Loan Parties (but only to the extent of payments made, or additional sums paid, under this Section 11.02 with respect to Indemnified Taxes giving rise to such a refund, without interest, except for any interest paid by the applicable Governmental Authority with respect to such a refund), net of all reasonable out-of-pocket expenses of such Person (including Taxes) and without interest (other than any interest paid by the applicable Governmental Authority with respect to such a refund); provided, that the applicable Loan Party, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Loan Parties (plus any penalties, interest or other charges, imposed by the applicable Governmental Authority, other than such penalties, interest or other charges imposed as a result of the willful misconduct or gross negligence of such Person hereunder as finally determined by a court of competent jurisdiction) to such Person in the event such Person is required to repay such refund or reduction to such Governmental Authority. Any such Person making such request for repayment by a Loan Party shall, at the Borrower’s request, provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the applicable Governmental Authority (provided that such Person required to provide such evidence may delete any information therein that it reasonably deems confidential). Notwithstanding anything to the contrary in this Agreement, this subsection 11.02(6) shall not be construed to require such Person required to provide such evidence to make available its tax returns (or any other information that it reasonably deems confidential) to the Borrower or any other Person or to arrange its affairs in any particular manner (including anything that would prejudice such Person’s ability to benefit from any other refunds, credits, reliefs, remissions or repayments to which it may be entitled) or require such Person to pay any amount to a Loan Party pursuant to this subsection 11.02(6), the payment of which would place such Person (or its Affiliates) in a less favorable net after-Tax position than such Person would have been in if the Indemnified Taxes subject to indemnification or additional sums giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional sums with respect to such Indemnified Taxes had never been paid.

(7) Each Lender or Agent, as applicable, shall forthwith notify the Borrower if it ceases to be a resident of Canada as defined in, and for the purposes of, the Tax Act.

(8) Each party’s obligations under this Section shall survive the assignment of rights by, or the replacement of, a Lender and the repayment, satisfaction or discharge of all obligations under any Loan Document.

ARTICLE 12

SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS

12.01 Successors and Assigns

(1) This Agreement and the other Loan Documents will be binding upon and enure to the benefit of the parties hereto and thereto and their successors and any Assignee or transferee of some or all of the parties’ rights and obligations under this Agreement and the other Loan Documents as permitted under this Section 12.01.

(2) Neither the Borrower nor any other Loan Party shall assign or transfer all or any part of its rights or obligations under this Agreement or any other Loan Document without the prior written consent of all of the Lenders (which consent may be arbitrarily withheld).

(3) Any Lender (an “Assignor”) may assign or transfer all or part of its rights in respect of the Loan Facility and the Loan Documents to, and may have its corresponding obligations in respect thereof assumed by, any other Person (an “Assignee”) at such times and upon such terms as it may deem fit, provided that:

(a)	(i) if the Assignee is an Eligible Assignee or (ii) upon the occurrence of a Default or Event of Default that is continuing, in each case, no consent of the Borrower shall be required;

(b)

if the Assignee is not an Eligible Assignee, at any time prior to the occurrence of a Default or Event of Default that is continuing, the Borrower shall have provided its written consent to such assignment (which consent may not be unreasonably withheld), provided that if the Borrower fails to respond within ten (10) Business Days of the Borrower’s receipt of a request for such consent, the Borrower’s consent shall be deemed to have been provided;

(c)

in all cases, the Assignor, the Assignee and the Borrower (if the consent of the Borrower is required) shall enter into an assignment and assumption agreement (the “Assignment Agreement”), substantially in the form of Schedule C, or otherwise in form and substance satisfactory to the Agent, the Assignor and the Borrower (if the consent of the Borrower is required), whereby, inter alia, the Assignee agrees to be bound by this Agreement and all Loan Documents relating to the obligations of the Lenders in the place and stead of the Assignor to the extent that the rights and obligations of the Assignor have been assigned to and assumed by the Assignee, and shall deliver a copy of the Assignment Agreement so executed to the Agent;

(d)	in all cases, the Assignor shall pay a processing fee of [Redacted: Fee Amount] to the Agent, except in the case of an assignment by a Lender to an Affiliate or any other Lender;

(e)

in all cases, upon execution of the Assignment Agreement by the Assignor, the Assignee, the Agent and (if the consent of the Borrower is required) the Borrower, the assignment or transfer to the Assignee shall be effective upon the date provided in the Assignment Agreement, and the Assignee shall thereafter be and be treated as a Lender for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof to the extent of such benefits as are transferred to it by the Assignor and subject to the obligations of the Assignor to the same extent as if the Assignee were an original party in respect of the rights and obligations transferred to and assumed by it, and the Assignor in respect of such assignment shall be released and discharged accordingly, other than in respect of claims of the Borrower against the Assignor relating to events or circumstances arising prior to such assignment.

(4) Any Lender (a “Grantor”) may grant participations in all or part of its rights and obligations in respect of the Loan Facility and the Loan Documents to any other Person (a “Participant”), at such times and upon such terms as it may deem fit, without any obligation to obtain any consent of the Borrower, provided in each case that:

(a)	the Grantor shall remain fully liable for all of its obligations and responsibilities hereunder to the same extent as if such participation had not been granted; and

(b)

the Grantor shall administer the participation of the Participant and neither the Participant nor the Borrower shall have any rights against or obligations to, or deal directly with, each other in respect of the participation of the Participant.

(5) The Borrower and each of the Lenders hereby consent to each and every assignment or transfer which may be made on or after the date hereof in accordance with the terms of this Section 12.01 and to the release and discharge of every Assignor provided for in clause (e) thereof.

(6) The Borrower hereby consents to the disclosure of any Information to any potential Lender or Participant, provided that the potential Lender or Participant agrees in writing to keep the Information confidential as required pursuant to Section 13.01 hereof and to return or destroy such Information if it does not become a Lender or a Participant.

(7) The Agent will maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and each Lender’s Proportionate Share of the outstanding Advances from time to time (the “Register”). The entries in the Register will be conclusive and binding for all purposes, absent manifest error. The Borrower, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender. The Register will be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(8) Notwithstanding anything to the contrary herein or in any other Loan Document, no Assignee or Participant shall be entitled to receive any greater payment under Section 11.01 or Section 11.02 than the applicable Assignor or, in the case of a Participant, the Lender granting the participation would have been entitled to receive had no such assignment or grant of participation occurred.

ARTICLE 13

GENERAL

13.01 Exchange and Confidentiality of Information

(1) Each of the Lenders and the Agent acknowledges the confidential nature of the financial, operational and other information, reports and data provided and to be provided to them by the Borrower and each other Loan Party pursuant to this Agreement (the “Information”) and agrees to hold the Information in confidence and will not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided however that:

(a)	each of the Lenders and the Agent may disclose all or any part of the Information if such disclosure is required by any Applicable Law, including without limitation as required by the Access to Information Act, to the extent of such requirement, or is required in connection with any actual judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that, in any such circumstance, the Lenders and the Agent, will, as soon as reasonably practicable, advise the Borrower of their obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis;

(b)

each of the Lenders and the Agent may disclose Information to each other, their respective Affiliates, financing sources and investors and to any permitted Assignees or Participants and to their respective counsel, agents, auditors, employees and advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(c)

each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential permitted Assignees for the purposes of assignment pursuant to Section 12.01 or any Participant for the purposes of a participation, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(d)

each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis to any direct or indirect contractual counterparty or prospective counterparty to a Swap Agreement, credit linked note or similar transaction, or such contractual counterparties’ or prospective counterparties’ professional advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(e)

each of the Lenders and the Agent may disclose all or any part of the Information so as to enable such Lender or the Agent to initiate any lawsuit against any Loan Party or to defend any lawsuit commenced by any Loan Party in respect of the Loan Documents, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit;

(f)

each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis, with the prior written consent of the Borrower, to any insurance or re-insurance company for the purpose of obtaining insurance in respect of the Loan Facility, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(g)	each of the Lenders and the Agent may disclose Information to any Person with the prior written consent of the Borrower;

(h)	the Initial Lender may disclose Information to the Canada Revenue Agency; and

(i)

in order to ensure public transparency of the Loan Program, the Initial Lender may disclose (i) the terms of this Agreement and the other Loan Documents, including the Total Commitment made available to the Borrower, (ii) the general rationale used by the Initial Lender to make decisions with respect to the terms of the Loan Documents and (iii) the Borrower’s performance or non-performance of its obligations under the Loan Documents.

(2) Notwithstanding the foregoing, “Information” will not include any such information:

(a)

which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a permitted Assignee or Participant or other Person referred to in this Section) or which has been made readily available to the public by a Loan Party;

(b)

which the Agent or any Lender can show was, prior to receipt thereof from a Loan Party, lawfully in the Agent’s or the Lender’s possession and not then subject to any obligation on its part to or for the benefit of such Loan Party to maintain confidentiality;

(c)

which the Agent or any Lender received from a third party, prior to receipt thereof from a Loan Party, which was not, to the knowledge of the Agent or such Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of such Loan Party at the time the Information was so received; or

(d)	which the Agent or any Lender can show was, prior to receipt thereof from a Loan Party, independently developed by the Agent or such Lender.

13.02 Nature of Obligations under this Agreement

(1) The obligations of each Lender and of the Agent under this Agreement are several and not joint and several. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(2) Neither the Agent nor any Lender will be responsible for the obligations of any other Lender hereunder.

13.03 Notice

Any notice or communication to be given under this Agreement may be effectively given by delivering (whether by courier or personal delivery) the same at the mailing addresses set out on the signature pages of this Agreement (or with respect to any Assignee pursuant to Section 12.01, to the mailing address provided by such Assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such Assignee) or by electronic communication (including email) to the parties at the facsimile numbers or email addresses set out on the signature pages of this Agreement (or with respect to any Assignee pursuant to Section 12.01, to the facsimile number or email address provided by such Assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such Assignee). Any notice sent by electronic communication (including email) will be deemed to have been received on transmission if sent by any party to this Agreement before 4:00 p.m. (Toronto time) on a Business Day and, if not, on the next Business Day following transmission. Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its mailing address, facsimile number or email address which, after such notification, until changed by like notice, will be the mailing address, facsimile number or email address, as the case may be, of such party for all purposes of this Agreement.

13.04 Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where Property or assets of the Borrower may be found.

13.05 Judgment Currency

(1) If for the purpose of obtaining or enforcing judgment against any Loan Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13.05 referred to as the “Judgment Currency”) an amount due in Canadian Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(a)

the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b)

the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13.05(1)(b) being hereinafter in this Section 13.05 referred to as the “Judgment Conversion Date”).

(2) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 13.05(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable Loan Party will pay such additional amount (if any, but in any event, not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3) Any amount due from a Loan Party under the provisions of Section 13.05(2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4) The term “rate of exchange” in this Section 13.05 means the Equivalent Amount in Canadian Dollars.

13.06 Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the Borrower, the Lenders, the Agent and their respective permitted successors and permitted assigns.

13.07 Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

13.08 Whole Agreement

From the Closing Date, this Agreement and the other Loan Documents supersede all prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof, except for certainty, the Business Plan. There are no representations, warranties, conditions, other agreements or acknowledgments, whether direct or collateral, express or implied, binding on the Lenders that form part of or affect this Agreement or any other Loan Document, other than as expressed herein, or in such other Loan Document or in the Business Plan.

13.09 Further Assurances

The Borrower, each Lender and the Agent will promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or any of the agreements provided for hereunder to which it is a party. The Borrower, at its expense, will promptly execute and deliver to the Agent, upon request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Borrower hereunder or more fully to state the obligations of the Borrower as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

13.10 Waiver of Jury Trial

THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY AGENT, ANY LENDER OR THE BORROWER. THE BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER LOAN DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDERS ENTERING INTO THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT.

13.11 Consent to Jurisdiction

(1) The Borrower irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court. The Borrower hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding.

(2) The Borrower hereby irrevocably consents to the service of any and all process in such action or proceeding by the delivery of such process to the Borrower at its address provided in accordance with Section 13.03.

13.12 Time of the Essence

Time will be of the essence of this Agreement.

13.13 Electronic Execution

The words “execution”, “signed”, “signature” and words of like import shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper- based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act as the case may be.

13.14 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

13.15 Delivery by Electronic Transmission

This Agreement may be executed and delivered by email or other electronic transmission (in .pdf format) and each of the parties hereto may rely on such emailed or other electronic signature as though such emailed or other electronic signature were an original signature.

13.16 Term of Agreement

This Agreement shall remain in full force and effect until the termination of the Unsecured Commitment and the payment and performance in full of all of the Obligations, other than those Obligations of the Loan Parties to indemnify the Agent and the Lenders, including, without limitation, the indemnities set forth in Sections 4.08 and Article 9 and Article 11, which shall survive and continue to be in full force and effect. Notwithstanding the foregoing, in no event shall this Agreement be terminated unless the Secured Loan Agreement is terminated concurrently therewith.

13.17 Anti-Money Laundering Legislation

(1) The Loan Parties acknowledge that the Agent and the Lenders have certain anti- money laundering and anti-terrorism responsibilities under various laws and regulations and that from time to time the Agent or any Lender (including any permitted Assignee) may request information in order to comply with Applicable Laws and internal requirements (including any applicable “know your customer” or “know your client” requirements) or obtain, verify or record information of the type described in clause (3) below. The Loan Parties will promptly provide the Agent and the Lenders such additional information as may be reasonably requested within 30 days of such request. The Borrower shall also provide the Lenders with prompt written notice of any change in the beneficial ownership, key officers or directors of the Borrower after the date of this Agreement.

(2) Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or the Guarantors or any authorized signatories of the Borrower or a Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Guarantor or any such authorized signatory in doing so.

(3) Without limiting the generality of the foregoing, each Lender subject to the USA PATRIOT ACT (Title III of Pub. Law 107-56 (signed into law 26 October, 2001)) (as amended from time to time, the “PATRIOT Act”) hereby notifies Parent and the Borrower that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies Parent, the Borrower and any other Loan Party and other information that will allow such Lender to identify Parent, the Borrower and any other Loan Party in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Agent and each Lender. You hereby acknowledge and agree that the Agent shall be permitted to share any or all such information with the Lenders.

13.18 Public Disclosure

Each Loan Party agrees that neither it nor any of its Affiliates shall now or in the future issue any press release or other public disclosure using the name of any Agent, any Lender or any of their respective Affiliates or referring to this Agreement or any other Loan Document without the prior written consent of such Agent or such Lender, except to the extent that such Loan Party or such Affiliate is required to do so under Applicable Law (in which event such Loan Party or such Affiliate shall consult with such Agent or such Lender before issuing such press release or other public disclosure).

13.19 Inability to Determine Rates

Subject to Section 13.20, if on or prior to the first day of any Interest Period for any Advance:

(a)	the Agent determines (which determination shall be conclusive and binding absent manifest error) that Term CORRA cannot be determined pursuant to the definition thereof; or

(b)

the Required Lenders determine that for any reason in connection with any request for an Advance or a continuation thereof that Term CORRA for any requested Interest Period with respect to a proposed Advance does not adequately and fairly reflect the cost to such Lenders of funding such Advance, and such Lenders have provided notice of such determination to the Agent; the Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Agent to the Borrower, any obligation of the Lenders to make Advances, and any right of the Borrower to continue Advances, shall be suspended (to the extent of the affected Advances or affected Interest Periods) until the Agent revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of or continuation of Advances or affected Interest Periods and (ii) any Advances outstanding will be deemed to have been converted into an interest rate as may be agreed by the Borrower and the Agent at the end of the applicable Interest Period. Upon any such conversion, accrued interest on the amount so converted shall be payable at that time by the Borrower in accordance with this Agreement (and, where applicable, deferred and added to the principal amount of the applicable Advance in accordance with Section 4.02).

13.20 Benchmark Replacement Setting

(a)

Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to a then-current Benchmark prior to any setting of such Benchmark, then (x) if the Benchmark Replacement is determined in accordance with the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. If the Benchmark Replacement is determined in accordance with the definition of “Benchmark Replacement”, all interest payments will be payable on the last day of each Interest Period or otherwise in accordance with this Agreement (and, where applicable, deferred and added to the principal amount of the applicable Advance in accordance with Section 4.02).

(b)

Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)

Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes. The Agent will also notify the Borrower of (i) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 13.20(d) and (ii) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 13.20, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 13.20.

(d)

Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if any then-current Benchmark is a term rate (including the Term CORRA Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)

Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, the Borrower may revoke any pending request for a borrowing of or continuation for a further Interest Period of, Advances that bear interest at a rate determined by reference to such Benchmark, to be made, converted or continued during such Benchmark Unavailability Period any Advances outstanding will be deemed to have been converted into an interest rate as may be agreed by the Borrower and the Agent at the end of the applicable Interest Period. Upon any such conversion, accrued interest on the amount so converted shall be payable at that time by the Borrower in accordance with this Agreement (and, where applicable, deferred and added to the principal amount of the applicable Advance in accordance with Section 4.02).

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

BORROWER:

Address: [Redacted: Personal Information]	ALGOMA STEEL INC.

	By:	/s/ Rajat Marwah
Name: Rajat Marwah Title: President and Chief Financial Officer

Attention: [Redacted: Personal Information] Email: [Redacted: Personal Information]

Unsecured Loan Agreement

AGENT:

Address: [Redacted: Personal Information]	CANADA ENTERPRISE EMERGENCY FUNDING CORPORATION

	By:	/s/ Michael Woodward
Name: Michael Woodward Title: Chief Financial Officer

Attention: [Redacted: Personal Information] Email: [Redacted: Personal Information]

Unsecured Loan Agreement

LENDERS:

Address: [Redacted: Personal Information]	CANADA ENTERPRISE EMERGENCY FUNDING CORPORATION

	By:	/s/ Michael Woodward
Name: Michael Woodward Title: Chief Financial Officer

Attention: [Redacted: Personal Information] Email: [Redacted: Personal Information]

Unsecured Loan Agreement

SCHEDULE A

NOTICE OF REQUEST FOR ADVANCE

TO:	Canada Enterprise Emergency Funding Corporation, as administrative agent (the “Agent”)

RE:	Unsecured loan agreement dated as of November 14, 2025 (as amended, modified, supplemented and restated from time to time, the “Loan Agreement”) among Algoma Steel Inc., as borrower (the “Borrower”), the Agent and each other person party thereto from time to time as lenders (the “Lenders”)

DATE:	[•][1]

The undersigned, the [insert title of senior officer] of the Borrower, hereby certifies, in that capacity and without personal liability, that:

I have read and am familiar with the provisions of the Loan Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein.

1.	All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Loan Agreement.

2.	The Borrower hereby gives irrevocable notice of its request under the Loan Facility for an Advance pursuant to Section 2.03 of the Loan Agreement as follows:

(a)	Amount of Advance: $ .[2]

(b)	Date of Advance: .

3.	No Default or Event of Default under the Loan Agreement has occurred and is continuing on the Advance Date, or would result from making the Advance.

4.

The representations and warranties in Section 6.01 of the Loan Agreement and Article 4 of the Secured Loan Agreement continue to be true and correct as if made on and as of the Advance Date, except to the extent that such representations and warranties relate specifically to an earlier date, in which case they are true and correct as of such earlier date.

5.	All other conditions precedent in the Loan Agreement that have not been waived upon which the Borrower may obtain an Advance have been fulfilled.

6.	Attached as Exhibit A3 to the Advance Notice is a description of the intended use of proceeds for the requested Advance.

[1]

Borrower may at any time request an Advance under the Loan Facility by delivering an Advance Notice to the Agent not later than 1:00 p.m. (Toronto time) 10 Business Days prior to the proposed Advance Date for any Advance.

[2]	Each Advance under the Loan Facility will be in an amount not greater than $33,200,000.
[3]	Exhibit A to be appended to executed Advance Notice.

Schedule A - 1

7.	Attached as Exhibit B4 to the Advance Notice is a description of the use of proceeds of each Advance made prior to the date of hereof.

8.	As of the date hereof, each Loan Party is Solvent.

9.	No “default” or “event of default” has occurred and is continuing under any Existing Debt for Borrowed Money Documents.

10.

All Applicable Intercreditor Agreements and Subordination Agreements relating to Existing Debt and any Applicable Intercreditor Agreement and Subordination Agreement entered into after the Closing Date continue to be in full force and effect.

11.	The Borrower continues to operate its business in the ordinary course as adjusted for the current operating circumstances resulting from tariffs and countermeasures.

12.	The Borrower has not initiated, and is not currently implementing, any change to its business or operations that would result in a material deviation from the Business Plan.

13.	There has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect.

14.	The Borrower has also requested an advance, on a pro rata basis with the Advance hereunder, under the Unsecured Ontario Loan Agreement.

[Signature Page Follows]

[4]	Exhibit B to be appended to executed Advance Notice.

Schedule A - 2

Dated as of the first date written above.

ALGOMA STEEL INC.

By:
Authorized Signatory

Schedule A - 3

SCHEDULE B

PREPAYMENT NOTICE

TO:	Canada Enterprise Emergency Funding Corporation, as administrative agent (the “Agent”)

RE:	Unsecured loan agreement dated as of November 14, 2025 (as amended, modified, supplemented and restated from time to time, the “Loan Agreement”) among Algoma Steel Inc., as borrower (the “Borrower”), the Agent and each other person party thereto from time to time as lenders (the “Lenders”)

DATE:	[•]

All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Loan Agreement.

The Borrower hereby gives irrevocable notice of a voluntary prepayment of [all/a portion of] the Advances pursuant to Section 5.03 of the Loan Agreement as follows:

1. Total amount of prepayment: $

2. Date of prepayment:            .56

[Signature Page Follows]

[5]

Minimum amount of $5,000,000 and if such prepayment would result in the aggregate principal amount of the Advances outstanding being less than $5,000,000, such prepayment shall be required to be increased to the amount that is the then outstanding principal balance of the Advances, together with all accrued and unpaid interest thereon.

[6]	At least 5 Business Days’ prior written notice of the repayment.

Schedule B - 1

Dated as of the first date written above.

ALGOMA STEEL INC.

By:
Authorized Signatory

Schedule B - 2

SCHEDULE C

ASSIGNMENT AGREEMENT

This Assignment Agreement is made as of [•] between [name of new lender] (the “Assignee”) and [Name of selling Lender] (the “Assignor”). All defined terms set forth, but not otherwise defined, in this Assignment Agreement shall have the respective meanings set forth in the unsecured loan agreement dated as of November 14, 2025 (as amended, modified, supplemented and restated from time to time, the “Loan Agreement”) among Algoma Steel Inc., as borrower (the “Borrower”), Canada Enterprise Emergency Funding Corporation, as administrative agent (the “Agent”), and each other person party thereto from time to time as lenders (the “Lenders”), unless the context requires otherwise.

In consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:

1.	The Assignee acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2.

The Assignee desires to [become] [increase its Proportionate Share of the outstanding Advances as] a Lender under the Loan Agreement. The Assignor has agreed to and does hereby sell, assign and transfer to the Assignee (i) $       of the outstanding Advances and other Obligations owing by the Borrower to the Assignor pursuant to the Loan Facility as more particularly described in Exhibit attached hereto (the “Transferred Obligations”), and (ii) all of the Assignor’s other rights under the Loan Agreement and the other Loan Documents but only insofar as such other rights relate to the Transferred Obligations (together with the Transferred Obligations the “Transferred Interests”) and, accordingly, the Assignee has agreed to execute this Assignment Agreement.

3.

The Assignee, by its execution and delivery of this Assignment Agreement, agrees that [from and after the date hereof it will] [it continues to] be a Lender under the Loan Agreement and agrees to be subject to, bound by and to perform all of the terms, conditions and covenants of the Loan Agreement applicable to a Lender.

4.

The Assignee hereby assumes, without recourse to the Assignor, all liabilities and obligations of the Assignor as Lender under the Loan Agreement to the extent of the Transferred Interests as provided for herein and the Assignee hereby releases and discharges the Assignor from such obligations and liabilities to the same extent. Nothing herein will release or be deemed to release any claim, demand, action or cause of action which the Borrower may have against the Assignor arising out of or in connection with a breach or default by the Assignor of any provision of the Loan Agreement and the other Loan Documents.

5.

The Assignee acknowledges and confirms that it has not relied upon the Assignor or the Agent or any of their respective directors, officers, employees or agents, for, and none of the foregoing have made any representation or warranty whatsoever as to, the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower or any Guarantor. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

6.	The Assignee represents and warrants that it deals at arm’s length for purposes of the Income Tax Act (Canada) with the Borrower and that it has itself been, and will continue to be, solely

Schedule C - 1

responsible for making its own independent appraisal of, and investigation into, the financial condition, creditworthiness, affairs, status and nature of the Borrower and the Guarantors and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower or any Guarantor.

7.

Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent and the Lenders that it has the capacity and power to enter into this Assignment Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

8.	This Assignment Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

9.	Notices will be given to the Assignee in the manner provided for in the Loan Agreement as follows:

[•]

[•]

Attention:   [•]

Telecopier:   [•]

Email:       [•]

[specify lending office of the Assignee if different from above]

10.	This Assignment Agreement will be binding upon the Assignee and its successors and permitted assigns.

11.

This Assignment Agreement may be executed in counterparts (including by way of facsimile or electronic transmission) and all of such counterparts taken together will be deemed to constitute one and the same instrument.

[Name of Assignor]

By:
Name:
Title:

The Assignor hereby acknowledges the above Assignment Agreement and agrees that the Obligations owing to it is reduced by an amount equal to the Transferred Obligations.

Schedule C - 2

[Name of Assignee]

By:
Name:
Title:

Algoma Steel Inc., as Borrower, hereby acknowledges the above Assignment Agreement under the Loan Agreement to the extent of the Transferred Interests.7

ALGOMA STEEL INC.

By:
Authorized Signatory

Canada Enterprise Emergency Funding Corporation, as administrative agent hereby acknowledges the above Assignment Agreement [and receipt of $[•] from the Assignor].

CANADA ENTERPRISE EMERGENCY FUNDING CORPORATION, as Administrative Agent

By:
Name:
Title:

[7]	Borrower consent required only in certain circumstances. See section 12.01(3).

Schedule C - 3

EXHIBIT

Schedule C - 4

SCHEDULE D

LIST OF GUARANTORS AS OF THE CLOSING DATE

1.	Algoma Steel Intermediate Holdings Inc.

2.	Algoma Docks GP Inc.

3.	Algoma Docks Limited Partnership

4.	Algoma Steel USA Inc.

Schedule D - 1

SCHEDULE E

FORM OF WARRANT AGREEMENT

[Redacted: Commercially Sensitive Information]

Schedule E - 1

SCHEDULE F

FORM OF SUBORDINATION AGREEMENT

[Redacted: Commercially Sensitive Information]

Schedule F - 1

SCHEDULE G

FORM OF COMPLIANCE CERTIFICATE

TO:	Canada Enterprise Emergency Funding Corporation, as administrative agent (the “Agent”)

AND TO:	The Lenders under the Loan Agreement (as defined below)

RE:	Unsecured loan agreement dated as of November 14, 2025 (as amended, modified, supplemented and restated from time to time, the “Loan Agreement”) among Algoma Steel Inc., as borrower (the “Borrower”), the Agent and each other person party thereto from time to time as lenders (the “Lenders”)

DATE:	[•]

The undersigned, the [insert title of senior officer] of the Borrower, hereby certifies, in that capacity and without personal liability, that:

1.

I have read and am familiar with the provisions of the Loan Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein and to furnish this Certificate.

2.	No Default or Event of Default under the Loan Agreement has occurred and is continuing on the date of this Certificate.

3.	There has not occurred a Tariff Trigger, a Liquidity Trigger or a Material Adverse Effect.

4.

The representations and warranties in Section 6.01 of the Loan Agreement and Article 4 of the Secured Loan Agreement continue to be true and correct as if made on and as of the date of this Certificate, except to the extent that such representations and warranties relate specifically to an earlier date, in which case they are true and correct as of such earlier date [except          ].

5.	This Certificate applies to the Fiscal [Quarter/Year] ending .

6.	The names of the only Guarantors with respect to the Obligations are set out in Annex 1 attached hereto.

7.

[For purposes of this Compliance Certificate, the consolidated financial statements of Pubco as of [most recent date] delivered pursuant to Section 7.02(1) or 7.02(2) of the Loan Agreement, as the case may be:

(a)	are complete in all material respects and fairly present the results of operations and financial position of Pubco and its Subsidiaries as at the date thereof; and

(b)

have been prepared on a consolidated basis in accordance with GAAP consistently applied except that, in the case of quarterly financial statements, notes to the statements and audit adjustments required by GAAP are not included.

Schedule G - 1

Since such date, there has been no condition (financial or otherwise), event or change in the business, liabilities, operations, results of operations, assets or prospects of either of the Borrower, or any of the Guarantors which constitutes or has a Material Adverse Effect.]

Schedule G - 2

ALGOMA STEEL INC.

By:
Authorized Signatory

Schedule G - 3

SCHEDULE H

EXISTING DEBT FOR BORROWED MONEY

[Redacted: Commercially Sensitive Information]

Schedule E - 1

SCHEDULE 4.06(1)

WARRANTS

5,415,162

Schedule 4.06(1) - 1

SCHEDULE 6.01(6)

TAXES

[Redacted: Commercially Sensitive Information]

Schedule 6.01(6) - 1

SCHEDULE 6.01(7)

LITIGATION

[Redacted: Commercially Sensitive Information]

Schedule 6.01(7) - 1

SCHEDULE 6.01(11)

CORPORATE STRUCTURE, NAMES AND RELEVANT JURISDICTIONS

[Redacted: Commercially Sensitive Information]

Schedule 6.01(11) - 1

SCHEDULE 6.01(18)

ENVIRONMENTAL DISCLOSURE

[Redacted: Commercially Sensitive Information]

1389-5102-2618

Schedule 6.01(18) - 1